As filed with the Securities and Exchange Commission on July 26, 2000
                                                      Registration No. 333-88179



                       Securities and exchange commission
                              Washington, DC 20549
               --------------------------------------------------
                                 Amendment No. 2
                                       to
                                    FORM SB-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
               --------------------------------------------------
                        International Test Systems, Inc.
                 (Name of small business issuer in its charter)
               --------------------------------------------------



           Delaware                      4214                    74-29581956
--------------------------------------------------------------------------------
(State or other jurisdiction of (Primary North American          (IRS Employer
incorporation or organization)   Industry Classification   Identification No.)
                                   System Code Number)



               --------------------------------------------------
      4703 Shavano Oak, Suite 102, San Antonio, Texas 78249; (210) 479-3756
          (Address and telephone number of principal executive offices, principal place of business or intended principal place of business and name, address and telephone number of agent for service)
               --------------------------------------------------
                           Carey Birmingham, President
               --------------------------------------------------


     Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this registration statement.

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration statement of the earlier effective registration statement for the same offering. |_|

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

               --------------------------------------------------
                                 With copies to:
                            Adam S. Gottbetter, Esq.
                        Kaplan Gottbetter & Levenson, LLP
                           630 Third Avenue, 5th floor
                          New York, New York 10017-6705
                                 (212) 983-6900
               --------------------------------------------------
                         CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------------------------------------
                                                                          Proposed          Proposed
                                                           Amount          Maximum           Maximum        Amount of
                                                            To be    Offering Price         Aggregate     Registration
Title of each Class of Securities Being                Registered     Per Security(1)       Offering              Fee
Registered                                                                                  Price(1)
----------------------------------------------------------------------------------------------------------------------

Common Stock(2) . . . . . . . . . . . . . . .           3,100,000             $0.40     $ 1,240,000(1)   $    371.00(1)
Class A Warrants(.. . . . . . . . . . . . . .           1,250,000             $0.10     $   125,000      $     35.00
Class B Warrants.. . . . . . . . . . . . . . .          1,250,000             $0.10     $   125,000      $     35.00
Common Stock Underlying Class A Warrants(2) .           1,250,000             $2.50     $ 3,125,000      $    869.00
Common Stock Underlying Class B Warrants(2) .           1,250,000             $4.50     $ 5,625,000      $  1,564.00
          TOTAL . . . . . . . . . . . . . . . . . . . . 8,050,000                       $10,240,000     $  2,874.00
----------------------------------------------------------------------------------------------------- ----------------

(1) Estimated solely for purposes of calculating the registration fee and includes shares being sold by selling stockholders.
(2) Includes 1,850,000 shares being registered for resale by the selling stockholders on a delayed or continuous basis pursuant to Rule 415 under the Securities Act. Pursuant to Rule 416 there are also registered hereby such additional number of shares as may become issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions.



               --------------------------------------------------
      The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration
     Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

  Disclosure alternative used (check one): Alternative 1 [X]; Alternative 2 |_|

EXPLANATORY NOTE: THIS REGISTRATION STATEMENT CONTAINS TWO FORMS OF PROSPECTUS. ONE WILL BE USED IN CONNECTION WITH OUR OFFERING OF OUR COMMON STOCK, CLASS A WARRANTS AND CLASS B WARRANTS AND THE OTHER WILL BE USED IN CONNECTION WITH AN OFFERING OF SHARES OF OUR COMMON STOCK WHICH ARE CURRENTLY HELD BY CERTAIN SELLING SHAREHOLDERS PURSUANT TO A LOCKUP AGREEMENT. THE PROSPECTUS WILL BE IDENTICAL EXCEPT FOR (I) THE FRONT COVER PAGE OF THE PROSPECTUS; (II) AN ALTERNATE "TABLE OF CONTENTS" PAGE; (III) AN ALTERNATE DESCRIPTION OF THE OFFERING TO BE INSERTED IN THE "PROSPECTUS SUMMARY" SECTION; AND (IV) AN ALTERNATIVE "SELLING SHAREHOLDERS" SECTION.

As filed with the Securities and Exchange Commission on July 26, 2000 -- Registration No. 333-88179


[OBJECT OMITTED]                                     INITIAL PUBLIC OFFERING
                                                                   PROSPECTUS


                                                        SUBJECT TO COMPLETION


                   PRELIMINARY PROSPECTUS DATED JULY 26, 2000


                        INTERNATIONAL TEST SYSTEMS, INC.
                           4703 Shavano Oak, Suite 102
                            San Antonio, Texas 78249

AN OFFERING OF UP TO 1,250,000 SHARES OF COMMON STOCK @ $.40 PER SHARE, 1,250,000 CLASS A WARRANTS @ $.10 PER WARRANT AND 1,250,000 CLASS B WARRANTS @ $.10 PER WARRANT

MINIMUM GROSS OFFERING OF $125,000 IN SALES ANY COMBINATION OF OUR COMMON STOCK AND WARRANTS

MAXIMUM GROSS OFFERING OF $750,000 PRIOR TO WARRANT EXERCISES

                            PRICE TO PUBLIC        UNDERWRITING DISCOUNTS &           PROCEEDS TO COMPANY
                                                   COMMISSIONS
Per Share                             $.40                  -0-                           $.40
Per Warrant                           $.10                  -0-                           $.10
Total Minimum                     $125,000                  -0-                       $125,000
Total Maximum                     $750,000                  -0-                       $750,000


THIS OFFERING INVOLVES A SIGNIFICANT DEGREE OF RISK AND PROSPECTIVE INVESTORS NEED TO READ THE SECTION CALLED "RISK FACTORS" WHICH BEGINS ON PAGE 7.

         We have also registered the resale of 1,850,000 shares of our common stock owned by shareholders.

         An investor may purchase either shares of our common stock, class A redeemable warrants, or class B redeemable warrants. We must sell a combination of these securities in an amount equal to $125,000 within 12 months from the effective date of this prospectus in order for the offering to be continued. Amounts received will be escrowed and promptly returned, without interest accrued or fees charged, if this threshold is not reached.

         This offering will extend for a period of one year from the date of this prospectus unless extended for an additional one-year period.Neither the Securities and Exchange Commission, nor any state securities commission, has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                        INTERNATIONAL TEST SYSTEMS, INC.

                                TABLE OF CONTENTS

      PROSPECTUS SUMMARY                                               4
      RISK FACTORS                                                     6
      PLAN OF DISTRIBUTION                                             9
      USE OF PROCEEDS                                                 14
      GENERAL CORPORATE AND WORKING CAPITAL PURPOSES                  16
      DILUTION                                                        17
      CAPITALIZATION                                                  18
      BUSINESS OF THE COMPANY                                         19
      THE PRODUCTS WE INTEND TO DISTRIBUTE                            22
      PROVEN METHODS OF PRODUCTION WILL BE USED                       23
      FUTURE PRODUCTS                                                 24
      OUR MARKET STRATEGY                                             25
      OUR SIGNIFICANT EMPLOYEES                                       27
      OUR INTELLECTUAL PROPERTY                                       28
      THE DEVELOPMENT OF OUR COMPANY                                  29
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL               31
         CONDITION AND RESULTS OF OPERATIONS FOR THE PERIOD
         FROM INCEPTION
      EVENTS OR MILESTONES                                            37
      DESCRIPTION OF OUR PROPERTY                                     40
      DIRECTORS, OFFICERS AND KEY PERSONNEL OF THE COMPANY            40
      EMPLOYMENT AGREEMENTS                                           42
      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT                                                   43
      SELLING SHAREHOLDERS                                            45
      DESCRIPTION OF THE SECURITIES                                   47
      LEGAL PROCEEDINGS                                               50
      FEDERAL TAX ASPECTS                                             50
      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                  50
      INTERESTS OF NAMED EXPERTS AND COUNSEL                          51
      CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
         ACCOUNTING AND FINANCIAL DISCLOSURE                          51
      CERTAIN PROVISIONS OF OUR ARTICLES AND BY LAWS AND
         DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION         51
         FOR SECURITIES ACT LIABILITIES
      WHERE CAN INVESTORS FIND ADDITIONAL INFORMATION                 53

                               PROSPECTUS SUMMARY



THE COMPANY


International Test Systems, Inc., a Delaware corporation, was incorporated on September 20, 1999 and began business through predecessor operations in 1996. Under our corporate charter documents, we may engage in any activity for which corporations may be organized under the Delaware General Corporation Law. We are a development stage company and have no substantial operations to date. We intend to market, sell and distribute a family of hardware and software products used to test and troubleshoot components on printed circuit boards. Our telephone number is (210) 479-3756, our e-mail address is ITS@ITESTSYSTEMS.COM.


THE OFFERING


o Prior to this offering, there are 1,850,000 shares of our common stock outstanding. Assuming the entire offering is sold, there shall be 3,100,000 shares of our common stock outstanding, 1,250,000 class A warrants exercisable into shares of our common stock, and 1,250,000 class B warrants exercisable into shares of our common stock. Assuming all 2,500,000 warrants are exercised, there shall be a total of 5,600,000 shares of our common stock outstanding.

o Assuming the minimum offering amount is raised, the net proceeds to our company shall be $120,000. Assuming the maximum offering amount is raised, the net proceeds to our company shall be $733,000.

o Class A warrants are exercisable into shares of common stock at $2.50 per share until the third anniversary of the effective date of the offering. Class B warrants are exercisable into shares of common stock at $4.50 per share until the fifth anniversary of the effective date of the offering. Assuming all warrants are exercised, our company shall receive an additional $8,750,000.


o    We intend to use our net proceeds:


     to pay distribution fees and marketing expenses;

     to pursue strategic alliances; and

     for general corporate and working capital.

                                  RISK FACTORS

WE WILL NEED ADDITIONAL FINANCING: CURRENT FUNDS ARE INSUFFICIENT TO FINANCE OUR OPERATIONS AND PLANS FOR GROWTH. WE COULD BE REQUIRED TO CUT BACK OR STOP OPERATIONS IF WE ARE UNABLE TO RAISE OR OBTAIN NEEDED FUNDING.

         Our ability to continue operations will depend on our positive cash flow, if any, from future operations and on our ability to raise funds through equity or debt financing. We do not know if we will be able to raise additional funding or if such funding will be available on favorable terms. We could be required to cut back or stop operations if we are unable to raise or obtain such funding.


         AS OF JUNE 30, 2000, OUR COMPANY HAD WORKING CAPITAL OF $35,824. WE HAVE A HISTORY OF LOSSES AND IF WE DO NOT ACHIEVE PROFITABILITY, WE MAY NOT BE ABLE TO CONTINUE OUR BUSINESS IN THE FUTURE. AS OF JUNE 30, 2000, WE ACCUMULATED LOSSES OF APPROXIMATELY $70,796. We anticipate incurring additional losses until we can successfully market and distribute products, develop new technologies and produce commercially viable future products and/or enter into successful strategic ventures with other entities. The "Going Concern" assumption in Note J of our audited financial statements may hurt our ability to raise additional financing.


WE ARE A DEVELOPMENT STAGE COMPANY WITH LIMITED OPERATING HISTORY; WE HAVE NO HISTORY OF PROFITS AND OUR FUTURE PROFITABILITY REMAINS UNCERTAIN

         We have a limited operating history and have yet to produce a profit. Our future success will be materially dependent upon our raising capital to fund our ongoing operations and to position ourselves so as to be capable of exploiting market opportunities. We expect that losses will continue for the near future, and there is no certainty we will become profitable. As a new enterprise, we could be subject to risks we have not anticipated.


THE TECHNOLOGY, UPON WHICH THE PRODUCTS WE WILL DISTRIBUTE ARE BASED, IS OWNED BY PENSAR TECHNOLOGIES, LLC. WE HAVE A 10 YEAR RENEWABLE EXCLUSIVE DISTRIBUTION AGREEMENT WITH PENSAR. IF THIS CONTRACT IS TERMINATED OR BREACHED, WE MAY NOT HAVE ACCESS TO PENSAR'S PRODUCTS AND OUR PIPELINE OF PRODUCTS TO DISTRIBUTE COULD BE SHUT DOWN.

         We do not own the technology upon which the products we will distribute are based. On June 16, 1999, we transferred all of our assets to Pensar Technologies, LLC ("Pensar") in exchange for which Pensar assumed all of our liabilities and agreed to enter into a distribution agreement with us. However, our agreement allows us the right of first refusal to purchase and grants an option to purchase the technology if we are successful in our marketing efforts. In addition, our agreement with Pensar has a ten year term and grants to us the exclusive right to market and sell Pensar's intellectual property at a substantial discount off the retail price as well as to design, develop, sell, promote and distribute new printed circuit board test products throughout the world. If this contract is terminated and we do not find other products to distribute, our distribution operations could be shut down.

THE PENSAR TECHNOLOGY SUBJECT TO OUR DISTRIBUTION AGREEMENT WITH PENSAR IS SUBSTANTIALLY UNTESTED IN THE MARKETPLACE; WHICH COULD RESULT IN UNANTICIPATED CAPITAL EXPENDITURES AND DELAYS IN ACHIEVING MARKETING SUCCESS IN THE EVENT PRODUCT IMPROVEMENTS OR UPGRADES ARE REQUIRED.


         While Pensar and its predecessor companies have had sales of the products subject to our distribution agreement with Pensar, many standards in the industry might define the product as in the prototype stage of development. Although we believe the products have been market-tested, there are many aspects of a complex technology which may require additional upgrades, changes or improvements, calling for additional capital in the future. We may be required to fund such upgrades, changes or improvements out of operating income or proceeds from this offering. If product improvements are required, success in marketing these products and achieving profitability could be delayed or halted.

COMPETITORS MAY DEVELOP OR GAIN ACCESS TO THE TECHNOLOGY UPON WHICH OUR PRODUCTS ARE BASED AND MORE EFFECTIVELY MANUFACTURE AND DISTRIBUTE PRODUCTS SIMILAR TO OURS.


         We cannot assure you that competitors will not develop, patent or gain access to similar know-how and technology, or reverse engineer our products. We cannot assure you that any confidentiality agreements upon which we or Pensar may rely to protect trade secrets and other proprietary information will be adequate to protect proprietary technology. The occurrence of any such events could have a material adverse effect on the results of our operations and financial condition. We may receive communications from third parties claiming that we or Pensar may be infringing certain parties' patents and other intellectual property rights. Any infringement claim or other litigation against or by us or Pensar could have a material adverse effect on the results of our operations and financial condition.

WE MAY NOT BE ABLE TO SUCCESSFULLY MARKET OUR PRODUCTS, WHICH COULD MATERIALLY ADVERSELY AFFECT OUR REVENUES, OUR FINANCIAL CONDITION AND, ULTIMATELY, THE FUTURE OF OUR COMPANY.

         Even if we are successful in obtaining needed financing, we cannot give any assurance that we will be able to successfully market products to the public. If we are unable to successfully market the products we currently sell or expand our business to find a successful niche, our revenue production, our financial condition and, ultimately, the future of our company could be materially adversely affected.

WE RELY ON THIRD PARTY SUPPLIERS AND MANUFACTURERS; AN UNWILLINGNESS OR INABILITY OF SUPPLIERS TO FULFILL THEIR OBLIGATIONS COULD DELAY, HALT OR INCREASE THE COSTS OF PRODUCTION AND MATERIALLY ADVERSELY AFFECT OUR REVENUES AND FINANCIAL CONDITION.

         Pensar has informed us that it is currently dependent entirely upon third party suppliers, fabricators, manufacturers and assemblers for the manufacture of the products we distribute. There can be no assurance that they will be able to obtain adequate quantities of necessary parts within a reasonable period of time or at commercially reasonable rates. If a fabricator, manufacturer or assembler is unable or unwilling to produce adequate supplies of products on a timely basis, it could cause delays and added expense to the production and delivery of commercial quantities of these products. Any of these events could materially adversely affect our revenues and financial condition.



WE HAVE ARBITRARILY DETERMINED THE OFFERING PRICE, WHICH EXCEEDS THE BOOK VALUE OF THE SECURITIES; INVESTORS MAY BE UNABLE TO RECOUP THEIR INVESTMENT IF THE VALUE OF OUR SECURITIES DOES NOT MATERIALLY INCREASE.

         We arbitrarily selected the price for the common stock and the warrants offered in this offering, as well as the exercise price for the warrants. Since an underwriter has not been retained to offer the securities, our establishment of the offering price of the shares has not been determined by negotiation with an underwriter as is customary in underwritten public offerings. The offering price and the warrant exercise prices do not bear any relationship whatsoever to our assets, earnings, book value or any other objective standard of value. Therefore, investors may be unable to recoup their investment if the value of our securities does not materially increase.






OUR MANAGEMENT WILL HAVE SUBSTANTIAL DISCRETION OVER THE USE OF PROCEEDS FROM THIS OFFERING AND MAY NOT APPLY THEM EFFECTIVELY; WHICH COULD MATERIALLY ADVERSELY AFFECT THE ABILITY OF OUR COMPANY TO MEET ITS BUSINESS OBJECTIVES AND OF OUR INVESTORS TO RECOUP THEIR INVESTMENT OR ACHIEVE A PROFIT THEREON.

         We intend to use the net proceeds of the offering for capital expenditures and general corporate purposes, including increasing our working capital and possible acquisitions. The use of these funds will be at the discretion of management. If management does not effectively utilize the proceeds of this offering, our capital could be exhausted prior to meeting our business objectives and our investors may be unable to recoup their investment in our company or achieve a profit on their investment.


THIS IS A SELF-UNDERWRITTEN OFFERING AND WE MAY NOT BE ABLE TO SUCCESSFULLY SELL OUR SECURITIES AND THEREBY RAISE NEEDED CAPITAL.

         This is a self-underwritten offering. No one will have any commitment to buy any of the shares being offered even after the registration statement becomes effective. Therefore, the amount of funds available to us as a result of this offering will depend upon the success of the sales efforts of our officers, directors and employees, who will be selling the offering on our behalf. No broker or dealer has been retained or is under any obligation to purchase any of these securities. We cannot give any assurance that we will be successful in our fundraising efforts. If this offering is unsuccessful and we cannot raise needed capital elsewhere, we may be unable to continue operations.

THERE IS NO MARKET FOR OUR SECURITIES AND THEREFORE AN INVESTMENT IN OUR SECURITIES MAY BE AN ILLIQUID LONG-TERM INVESTMENT.

         There will be no market for our securities after our offering. We cannot give investors any assurance that we will succeed in developing a market. Consequently, the securities we are offering may be an illiquid long-term investment. We have held discussions with several potential market-makers to make a market in our common stock once the stock becomes sufficiently distributed, but we cannot give any assurance that we will achieve sufficient distribution or that we will be able to get a market-maker. Even if we do get a market maker there may be only a limited trading market for the shares we are offering. We expect that initially our market would be the OTC bulletin board market. Shares that are "thinly" traded on the OTC bulletin board often trade only infrequently and experience a significant spread between the market maker's bid and asked prices. As a result, an investment in our shares may be illiquid even if there is a market. In addition, the price of the shares, after the offering, can vary due to general economic conditions and forecasts, our general business condition, the release of financial reports, and because our principals may eventually sell shares they owned before the offering into any market that develops.

UPON REDEMPTION OF WARRANTS, THE HOLDERS WOULD FORFEIT ALL RIGHTS THERE UNDER EXCEPT THE RIGHTS TO RECEIVE $0.01 PER SHARE AND TO EXERCISE THE WARRANTS DURING THE 30-DAY NOTICE PERIOD.

         The warrants are subject to redemption by the company anytime on 30 days written notice at a redemption price of $.01 per warrant, provided that the trading price of the underlying common stock is at least 150% of the then current per share exercise price for 20 or more consecutive trading days. Upon notice of redemption, holders of the warrants will forfeit all rights there under except the rights to receive the $0.01 per share redemption price and to exercise them during the relevant 30-day notice period.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this prospectus potential investors should keep in mind other possible risks that could be important.

PLAN OF DISTRIBUTION


         We are initially seeking to raise a minimum offering amount of $125,000 and a maximum offering amount of $750,000,without the exercise of any warrants, through the sale of up to 1,250,000 shares of common stock @ $.40 per share, 1,250,000 class A warrants @ $.10 per warrant and 1,250,000 class B warrants @ $.10 per warrant. The public offering price of our securities will not change until completion of the public offering distribution.

         We are offering these securities on a self-underwritten basis. We are planning to manage the offering without the use of an underwriter, and because of that, there will not be any underwriting discounts or sales commissions. The securities will be offered and sold by our president, Carey Birmingham, who will receive no sales commissions or other compensation, except for reimbursement of expenses actually incurred on our behalf for such activities, Mr. Birmingham will use his best efforts to find purchasers for our securities. In connection with his efforts, he will rely on the "safe harbor" provisions of Rule 3a4-1 of the Securities and Exchange Act of 1934 (the "1934 Act"). Generally speaking, Rule 3a4-1 provides an exemption from the broker/dealer registration requirements of the 1934 Act for persons associated with an issuer. Mr. Birmingham will not sell his own shares of our company while engaged in this primary public distribution.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and our company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

         Mr. Birmingham anticipates making sales of the securities to parties whom we believe may be interested, or who have contacted us expressing an interest in purchasing the securities. We anticipate that Mr. Birmingham will solicit subscriptions through business contacts both in person, by mail and by telephone. During the past 14 years, in addition to his work in venture capital and individual investments, Mr. Birmingham has served in various capacities as Asset Manager, Portfolio Director, Assistant Vice President, Vice President and consultant for companies which include New York Life Insurance, United Services Automobile Association (USAA), Fidelity Mutual Life Insurance and Mutual Benefit Life. In these roles, we may sell securities to parties if they reside in a state in which the securities may be sold legally. However, we are not obligated to sell securities to any parties and we may refuse to do so.


         We will sell our securities in the following states:


         Colorado
         Connecticut
         Florida
         Illinois
         Maryland
         New Jersey
         New York
         Washington D.C.

         No person or group has made any commitment to purchase any or all of the securities. We cannot state at this point how many of the securities will be sold. Insiders and affiliates will not purchase securities in order to reach the minimum but anticipate purchasing our securities after we raise the minimum offering amount.

         If all of the securities we are offering are sold, we will have outstanding 3,100,000 shares of common stock prior to exercise of any of the warrants we are offering. The shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by an "affiliate" of ITS, which may be sold only while this registration statement or another registration statement covering sales by those affiliates is effective, or in accordance with Rule 144 or private sales exemptions. An affiliate is a person controlling, controlled by or under common control with ITS.

         All securities held by selling shareholders will be subject to a one year "lockup" agreement during which time they will be unable to offer and/or sell shares currently held by them. After the expiration of such period, there will be no limitations on any such shareholder's ability to sell shares assuming that a registration statement with respect to such shares is then in effect, except that the selling shareholders have agreed not to sell their securities below the public offering price. The shares offered by selling shareholders may be sold on one or more exchanges or in the over-the-counter market, or in privately negotiated transactions. Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under such rule rather than pursuant to this prospectus. If a registration statement is in effect, the shareholders may sell all, or any portion, of their shares. We will not receive any proceeds from the sale by the selling stockholders of their common stock.
Note: Equity investors should be aware that unless our company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in our company may be illiquid indefinitely.


MINIMUM OFFERING AMOUNT


         We have established a minimum offering amount of $125,000 from the sale of our common stock and warrants. We will promptly deposit all investor money pending sale of the minimum offering amount into an escrow account with our escrow agent. In the event the minimum offering amount is not raised within one year from the effective date of this offering, we will promptly return all investor money with out any interest accrued or penalties assessed. Upon receipt of the minimum amount, each subscription for securities in this offering that is accepted by us will be credited immediately to our company cash accounts, and such funds may be spent by us at our discretion, without any waiting period or other contingency. We anticipate that our funds will be escrowed with Kaplan Gottbetter & Levenson, LLP, 630 Third Avenue, New York, New York 10017, (212) 983-6900.


DETERMINATION OF THE OFFERING PRICE

         Prior to this offering, there has been no market for the common stock and/or warrants of the company, and, as a development stage company, we have essentially had no substantial business operations to date. The offering price has been determined arbitrarily by our board of directors.


         For the period from inception, September 20, 1999, to December 31, 1999 and for the six months ended June 30, 2000, losses were $62,695 and $8,101 respectively.

         Our net tangible book value as of June 30, 2000 was $0.02 per share.

         Per share based upon number of shares outstanding after this offering if all securities sold: $0.23.

         The reason for the discrepancy between net tangible book value per share and the per share offering price is that this offering has been arbitrarily determined by our board of directors and is being sold on a future earnings capacity basis.

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of our company's development.

         On September 20, 1999 our company issued the following shares to the parties listed below:

       Unifund Financial Group                      770,000
       Carey Birmingham                             193,000
       R. Scott Barter                               100,000
       Douglas Harrison-Mills                        50,000
       Sheila Corvino, Esq.                          50,000
       Kaplan Gottbetter & Levenson, LLP             50,000
       H. Youval Krigel                              10,800
       Harris Schiff                                 10,000
       Alan Scott                                     5,000
       Elizabeth Acton                                5,000
       Stephen G. Birmingham                          5,000
       Dr. Ed Lahniers                                  500
       Andree Sonsino                                   400
       Raphael Sonsino                                  300


         Carey Birmingham, Youval Krigel and Raphael Sonsino were founding shareholders of ITS Texas. During the first quarter of 1997, Stephen G. Birmingham, Dr. Ed Lahniers, and Andree Sonsino purchased shares in ITS Texas in a private sale pursuant to Section 4(2) of the Securities Act for a capital investment of $50,000, $5,000 and $2,000, respectively. On September 20, 1999, Carey Birmingham, Youval Krigel, Raphael Sonsino, Stephen G. Birmingham, Dr. Ed Lahniers, and Andree Sonsino exchanged all their shares in ITS Texas for shares in our company. Carey Birmingham was awarded his shares in remuneration for his serving as president, chief executive officer and a director of our company. Their holdings, as of September 20, 1999, are reflected in the preceding table.

         Kaplan Gottbetter & Levenson LLP and Corvino & Associates performed legal services for our company. On September 20, 1999, they each received a portion of their remuneration in the form of 50,000 shares of our company.

         On September 20, 1999, Douglas Harrison-Mills, Harris Schiff, Alan Scott and Elizabeth Acton were awarded 50,000, 10,000, 5,000 and 5,000 shares respectively in our company for consulting services. Unifund Financial Group received 770,000 shares on September 20, 1999 as remuneration for consulting services pursuant to the reorganization and subscription agreement between ITS Texas and Unifund America, Inc. of June 16, 1999. Scott Barter received 100,000 shares as remuneration for his being chairman of the board and a director of our company. Mr. Harrison-Mills provided creative and drafting services to the company. Mr. Schiff provided word processing and management information services to the company. Mr. Scott provided legal services to the company and Ms. Acton provided administrative services to the company.

         On December 31, 1999, Carey Birmingham was awarded 50,000 shares in our company in lieu of salary for the 1999 year.

         On December 31, 1999, R. Scott Barter was awarded 25,000 shares in our company in lieu of consulting and directorial fees for the 1999 year.

         On December 31, 1999, Youval Krigel was awarded 25,000 shares in our company in lieu of consulting and directorial fees for the 1999 year.

         In January 2000, Carey Birmingham and Unifund Financial Group, Inc. promised to make additional capital contributions to the company as a form of a bridge financing to cover on-going expenses. Each of Unifund Financial Group, Inc. and Mr. Birmingham contributed $25,000 in consideration for 250,000 shares being awarded to him.

         The percentage of outstanding shares the investors in the offering will have if the maximum is sold and if the minimum is sold as well as if the warrants are exercised is set forth as follows:

       Name of Owner                     Number       of      % if Minimum       % if Maximum Offering     % if Maximum Offering
                                         Shares             Offering Amount           Amount Sold           Amount Sold and all
                                                          Sold (Assuming only                               Warrants Exercised
                                                           Common Stock sold)
       Unifund Financial Group                 1,020,000                 47.2%                     32.9%                    18.2%
       Carey Birmingham                          493,000                 22.3%                     15.9%                     8.8%
       R. Scott Barter                           125,000                  5.8%                      4.0%                     2.2%
       Douglas Harrison-Mills                     50,000                  2.3%                      1.6%                     0.9%
       Sheila Corvino                             50,000                  2.3%                      1.6%                     0.9%
       Kaplan Gottbetter & Levenson,              50,000                  2.3%                      1.6%                     0.9%
       LLP
       H. Youval Krigel                           35,800                  1.7%                      1.2%                     0.6%
       Harris Schiff                              10,000                  0.5%                      0.3%                     0.2%
       Alan Scott                                  5,000                  0.2%                      0.1%                     0.0%
       Elizabeth Acton                             5,000                  0.2%                      0.1%                     0.0%
       Stephen G. Birmingham                       5,000                  0.2%                      0.1%                     0.0%
       Dr. Ed Lahniers                               500                  0.0%                      0.0%                     0.0%
       Andree Sonsino                                400                  0.0%                      0.0%                     0.0%
       Raphael Sonsino                               300                  0.0%                      0.0%                     0.0%
       TOTAL                                   1,850,000                 85.0%                     59.5%                    32.7%

         Management intends to attribute a post offering value of $272,500 to our company in the event the minimum is sold and $897,750 if the maximum is sold.


         We reserve the right to reject any subscription in full or in part, and to terminate the offering at any time.

         No  person,  individual  or  group  has  been  authorized  to give  any information or to make any representations in connection with this offering other than those contained in this prospectus and, if given or made, such information or representation must not be relied on as having been authorized by us or our officers. This prospectus is not an offer to sell, or a solicitation of an offer to buy, any of the securities it offers to any person in any jurisdiction in which that offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that the information in this prospectus is correct as of any date later than the date of this prospectus.

         The securities may only be offered, sold or traded in those states where the offering and/or securities have been registered, or where there is an exemption from registration.

         Purchasers of securities, either in this offering or in any subsequent trading market which may develop, must be residents of states in which the securities are registered or exempt from registration. Some of the exemptions are self-executing, that is to say that there are no notice or filing requirements, and compliance with the conditions of the exemption render the exemption applicable.



USE OF PROCEEDS


         The net proceeds of the offering, excluding warrant exercises, are approximately $125,000 if the minimum offering is sold and $750,000 if the maximum offering is sold. We expect all of our organizational expenses will be paid prior to the effective date of this prospectus, as well as the majority of offering expenses, including legal, accounting and other professional fees. We are offering the securities through our officers and directors. No commissions or other compensation will be paid to our officers and directors in connection with this offering. We will not receive any proceeds from the sale by the selling stockholders of their common stock. We will, however, receive proceeds from the exercise of the warrants, if any warrants are exercised. We presently intend to use the net proceeds as follows:

       BUDGET DETAIL                                   IF MINIMUM SOLD   IF  INTERIM  AMOUNT IS  IF MAXIMUM NUMBER SOLD
                                                                         SOLD                    (ABSENT WARRANT EXERCISES)

GROSS PROCEEDS                                           $125,000             $750,000             $750,000
                                                         --------             --------             --------
Printing & Postage                                       $  3,000             $  4,000             $  4,000
Transfer & Escrow Agents                                 $  6,000             $  6,000             $  7,000
Legal                                                     Prepaid              Prepaid              Prepaid
Accounting                                                Prepaid              Prepaid              Prepaid
TOTAL OFFERING COSTS/1/                                  $  9,000             $ 10,000             $ 11,000
                                                         --------             --------             --------
NET OFFERING PROCEEDS                                    $116,000             $465,000             $739,000
                                                         ========             ========             ========
USE OF NET PROCEEDS
 DISTRIBUTION AGREEMENT
       Advance
       Bonus                                             $  5,000             $  5,000             $  5,000
                                                         --------             --------             --------
TOTAL DISTRIBUTION FEES                                  $  5,000             $  5,000             $  5,000
DISCRETIONARY DIRECTORS' FEES AND INSURANCE/1/           $     -0-            $ 15,000             $ 60,000
MARKETING
       Advertising                                       $  5,000             $ 50,000             $ 85,000
       Direct Mail                                       $  2,000             $ 36,000             $ 45,000
      Trade Shows                                        $  5,000             $ 10,000             $ 20,000
                                                         --------             --------             --------
                                                         $ 12,000             $ 96,000             $150,000
CONSULTING & OUTSOURCING FEES, WAGES AND
SALARIES
 Portion  of President's Salary                      Up to $45,000       Up to $45,000        Up to $45,000
(footnote)
       Marketing Executive                                     --             $ 45,000             $ 65,000
       Marketing and Sales Support                             --             $ 35,000             $ 35,000
       Administrative Support                            $ 12,000             $ 24,000             $ 36,000
BENEFITS & INSURANCE                                           --             $ 15,000             $ 18,000
                                                         --------             --------             --------
TOTAL FEES, WAGES & SALARIES                             $ 57,000             $164,000             $199,000


PURSUING STRATEGIC ALLIANCES AND PRODUCT                 $ 20,000             $ 70,000             $106,000
PIPELINE & CORPORATE MARKETING
OFFICE OPERATING EXPENSES                                $  5,000             $ 25,000             $ 40,000
GENERAL CORPORATE AND WORKING CAPITAL                    $ 13,000             $ 90,000             $179,000
                                                         --------             --------             --------
TOTAL USE OF NET PROCEEDS                                $116,000             $465,000             $739,000
                                                         ========             ========             ========

__________
/1/ DIRECTOR COMPENSATION AND INSURANCE BENEFITS WILL COMMENCE AFTER WE RAISE AT LEAST $300,000. THEREAFTER, DIRECTOR COMPENSATION WILL BE ALLOCATED IN ACCORDANCE WITH A DIRECTOR'S LEVEL OF ENGAGEMENT WITH THE COMPANY AND AT THE DISCRETION OF THE BOARD OF DIRECTORS.

         Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of our company's business and operations, would be adequate.

         Both the minimum and the maximum proceeds from this offering are expected to satisfy our cash requirements for the next 12 months. However, if only the minimum is raised, we will implement a modified growth plan. This will result in slower development and introduction of new products, as well as a more limited sales and acquisition plan. If only the minimum offering amount is raised, we may reduce our planned operations, raise additional equity capital through either a private placement exemption or a registered public offering and/or may incur short or long-term debt, as needed. However, we cannot assure you that we will be able to raise additional funds on favorable terms, if at all. Some expenses, such as marketing expenses and salaries, contemplate spending with and without a third party distributor. Further, while the president anticipates that his salary will be paid out of revenues, we allocated a portion of his salary from the proceeds of this offering.


         We are not in default on, nor in breach of, any loan, note, lease or any other obligation or indebtedness. We are not subject to any unsatisfied judgments, liens or settlement obligations. We have no significant amount of trade payables that have not been paid within the stated trade term. While we do anticipate cash flow problems in the event this offering is unsuccessful, we have scaled back operations and have deferred growth until we receive a capital infusion.

GENERAL CORPORATE AND WORKING CAPITAL PURPOSES.

         We will use the estimated net proceeds of this offering allocated to general corporate and working capital purposes to fund the capital requirements associated with our growth, including, without limitation, the retention and training of personnel, the establishment of a secondary trading market for our securities and an investor relations program. We may, when the opportunity arises, use a portion, or all, of the net proceeds to acquire or invest in complementary businesses, products or technologies. We may use the net proceeds to obtain the right or license to use complementary technologies, and may enter into joint ventures and strategic relationships with other companies that may expand or complement our business. Although we anticipate that we will evaluate possible acquisition candidates, we are not currently engaged in any discussions for any material acquisitions, and have no agreements, plans or arrangements with respect to any acquisition or investment.

         The foregoing represents our best estimate of the allocation of the net proceeds of the sale of the securities offered in this offering based on our contemplated operations, our business plan, and current industry conditions and is subject to reapportionment of proceeds among the categories listed above or to new categories in response to changes in our plans, regulations, industry conditions, and future revenues and expenditures. The amount and timing of our expenditures will vary depending on a number of factors, including the timing of offering receipts, changes in our contemplated operations or business plan, and changes in economic and industry conditions.

         Until we use the net proceeds for a particular purpose, we will invest them in short-term interest bearing securities, which may be investment grade securities, money market funds, certificates of deposit, or direct or guaranteed obligations of the United States government.


                                    DILUTION


         The following table shows, on a pro forma basis determined as of June 30, 2000, the difference between existing stockholders and new investors purchasing securities in this offering.

                  RAISE OF MINIMUM OFFERING AMOUNT OF $125,000 ASSUMING 312,500 SHARES PURCHASED


                               Number          Percent of Total Amount      Percent of Total      Average Price Per Share
Present stockholders        1,850,000(1)      85.5%         $147,750      54.2%                    $0.08
New stockholders               312,500        14.5%          125,000      45.8%                    $0.40
                            -------------------------------------------------------------------------------------------

TOTAL                       2,162,500        100.0%         $272,750     100.0%                     .13
                            ===========================================================================================


                 RAISE OF MAXIMUM OFFERING AMOUNT OF $750,000 ASSUMING 1,250,000 SHARES PURCHASED

                            Number          Percent of Total Amount       Percent of Total    Average Price Per Share
Present stockholders        1,850,000(1)      59.7%         $147,750      16.5%                     .08
New stockholders            1,250,000         40.3%          750,000      83.5%                     .40
                            -----------------------------------------------------------------------------------------------

TOTAL                       3,100,000        100.0%          $897,750      100.0%                   .29
                            ===============================================================================================

                     RAISE OF MAXIMUM OFFERING AMOUNT AND EXERCISE OF ALL WARRANTS (3,750,000)

                            Number           Percent of Total Amount    Percent of Total      Average Price Per Share
Present stockholders        1,850,000(1)        33.0%        $147,750      1.5%                       .08
New stockholders            3,750,000           67.0%       9,500,000     98.5%                      2.53
                             -------------------------------------------------------------------------------------------

TOTAL                       5,600,000          100.0%      $9,647,750    100.0%                      1.72
                            ============================================================================================

         On June 30, 2000, we had a net book value of $40,917, or $0.02 per share (based on the proforma 1,850,000 shares outstanding). The net tangible book value per share is equal to the company's total tangible assets, less our total liabilities, and divided by our total number of shares of common stock outstanding. After giving effect to the maximum sale of the common stock and associated warrants at the public offering price of $0.40 per share and $0.10 per warrant, the application of the estimated net offering proceeds, our pro forma net tangible book value, as of June 30, 2000, would have been $0.25 per share. This represents an immediate increase in net tangible book value of $0.25 per share to existing stockholders, and an immediate dilution of $0.25 per share to new investors purchasing shares in this offering. Based on the above, the following table illustrates the per share dilution in net tangible book value per share to new investors:

                                                   MINIMUM             MAXIMUM
                                                   -------             -------
Public offering price per share                    $  0.40             $0.40
 of common stock

Value per share due to sale of warrants            $  0.10             $0.10

Net tangible book value per share
as June 30, 2000                                   $  0.02             $0.02

Increase per share attributed to
investors in this offering                         $  0.07             $0.25

Net tangible book value dilution per
share to new investors                             $  0.43             $0.25



                                 CAPITALIZATION

We have authorized the issuance of twenty million shares of common stock, par value $0.001 per share.

                      CAPITALIZATION TABLE -- JUNE 30, 2000

                                                             ACTUAL(1)         As Adjusted:          As Adjusted:
       Long term debt                                                          Minimum                 Maximum
                                                     $             -0-         $       0      $            -0-
       Preferred   Stock    authorized    5,000,000                -0-                 0                   -0-
       shares,  $.001 par value  each.  At June 30,
       2000 there are -0- shares outstanding                      1,850               2,162                 3,100
       Common Stock authorized  20,000,000  shares,
       $.001  par  value  each.  At June 30,  2000,
       there are 2,050,000 shares outstanding .
       Additional paid in capital:                               145,600            226,551               848,613
       Deficit accumulated during development stage              (70,796)          ( 70,796)             ( 70,796)
                                                                 --------          --------              --------
                                                                  76,654           157,917                780,917
       Total stockholders' equity                                --------           -------               -------


NET PROCEEDS FOR THE MAXIMUM SALE AMOUNT INCLUDES GROSS PROCEEDS OF $750,000 LESS $10,000 AND $34,737 IN PREPAID EXPENSES AT JUNE 30, 2000.

NET PROCEEDS FOR THE MINIMUM SALE AMOUNT INCLUDES GROSS PROCEEDS OF $125,000 LESS $10,000 AND $34,737 IN PREPAID EXPENSES AT JUNE 30, 2000.


FORWARD LOOKING STATEMENTS

Some  of  the  information  in  this  prospectus  may  contain   forward-looking
statements. Such statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "continue", or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition or state other "Forward-Looking" information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements included in this prospectus. The risk factors noted in the "Risk Factors" section and the other factors noted throughout this prospectus, including certain risks and uncertainties, could cause the actual results of the company to differ materially from those contained in any forward-looking statement.

                             BUSINESS OF THE COMPANY

COMPANY BACKGROUND AND HISTORY.


         We are a Delaware corporation that was formed on September 20, 1999 ("ITS Delaware") as a successor to ITS, Texas, a Texas Corporation ("ITS Texas"). We intend to market, sell and distribute a family of hardware and software products used to test and troubleshoot components on printed circuit boards.

         Predecessors to our company have designed and sold these test products since 1994. Our management team experienced difficulties in growing our operations, became overburdened with debt and sought the assistance of outside consultants. On June 16, 1999, International Test Systems, Inc. of Texas (a predecessor entity) ("ITS Texas") entered into a reorganization and subscription agreement with Unifund America, Inc. Unifund America agreed to provide management with business and marketing advice in exchange for 770,000 shares in a newly formed entity, which would become ITS Delaware. Its chief executive officer, Scott Barter, joined our board of directors. Unifund America promised to review all aspects of our business and to suggest solutions to the problems we have been experiencing. Unifund America promised to aid in our growth by identifying and evaluating companies to complement and expand our existing business. Unifund will seek to maximize our value by seeking strategic marketing and financial opportunities for our company.

         Unifund believed that a leaner operation devoted to marketing and distributing products based on a successful technology would be a more successful direction for our company to take. Unifund America helped engineer a reorganization of ITS Texas. On June 16, 1999, ITS Texas transferred all of its technology to Pensar Technologies LLC ("Pensar") in exchange for which Pensar assumed all of the liabilities of ITS Texas. On June 19, 1999, Pensar and ITS Texas entered into a ten-year exclusive distribution agreement granting ITS Texas the exclusive, worldwide right to market, sell and distribute products based on Pensar technology. Pursuant to the reorganization, our company (ITS Delaware) was organized on September 20, 1999. On that date, the shareholders of ITS Texas exchanged all their shares for our shares and we were assigned the distribution agreement with Pensar. On April 15, 2000, we amended our distribution agreement with Pensar and we subcontracted our distribution rights in the 48 contiguous United States to Comware Technical Services of Irvine California, an unrelated, third party, on a six months trial basis.

         The original June 19, 1999 distribution agreement provided our company with the right to purchase products from Pensar at a 40% discount off the price to the consumer. We have no obligation to prepurchase any products or parts for our inventory. In consideration for our distributorship, we were required to pay a one-time $5,000 distributorship fee upon execution of the agreement and a monthly $1,500 distributorship fee to Pensar during the term of the contract. The agreement also requires our company to pay a one-time bonus of $5,000 if and when our company becomes a publicly traded company. Although an assignment of our agreement required the written consent of the non-assigning party, the agreement gave us the unfettered right to subcontract our rights and obligations to any subcontractor, value-added reseller or other distributor. In addition, the agreement contains a right of first refusal to purchase the existing technology. We have the option to renew the distribution agreement for an additional five (5) year term by delivering written notice to Pensar 90 days prior to the expiration of the initial term and by guaranteeing an additional $90,000 in payments to Pensar over the course of the renewal period. We can terminate this agreement at any time upon thirty days written notice to Pensar.

         In the first quarter of 2000, we decided to subcontract a portion of our worldwide distribution rights on a trial basis. We believed that if we could subcontract a portion of our worldwide distribution rights to an established distributor, we could immediately expand our marketing force without an upfront outlay of capital while completing this public offering of our stock. We believed that a sub-distributorship could increase our revenue and allow us to focus our marketing efforts on a more defined section of the world marketplace. We met with representatives of Comware Technical Services of Irvine California to discuss subcontracting a portion of our distribution rights to them. Comware Technical Services was founded in 1985. Comware supplies aftermarket products and services to automated test equipment users worldwide. Comware offers a wide range of automated test equipment solutions and services including complete board test systems, networking solutions, spare parts, depot repair, board test, and benchtop automated test equipment. We agreed to a six-month trial sub-distributorship agreement with Comware subject to a renegotiation of our distributorship agreement with Pensar.

         Pensar and our company agreed that if Comware committed to purchase an inventory of products, Pensar would terminate the monthly $1,500 fee that we were required to pay them as of July 1, 2000. Based on the belief that the sub distributorship would result in a higher volume of product sales, Pensar raised our discount on worldwide sales and agreed to give us commissions on all sales made by Comware. On April 15, 2000 we entered into our sub distributorship agreement with Comware and our amended distribution agreement with Pensar.

         Our six-month trial sub distributorship agreement with Comware contains the following terms:

         We subcontracted the exclusive right to distribute the CircuiTest 2000S In-Circuit Test System and theCircuiTest 2100 Scanner Expansion in the 48 contiguous United States;

         Comware was required to and did purchase $22,710 worth of these products before April 15, 2000;

         Comware would be given the following discounts on product purchases up to a total of $45,420:

      Product                       Suggested Retail Price     Price to Comware
      CircuiTest 2000S              $5,995                        $3,297.25
      CircuiTest 2100 Scanner       $2,995                        $1,317.80

         Comware would be given the following discounts on product purchases over $45,420

        Product                    Suggested Retail Price     Price to Comware
        CircuiTest 2000S           $5,995                        $2,997.50
        CircuiTest 2100 Scanner    $2,995                        $1,198.00

         The agreement will automatically terminate at the end of the six-month trial period if Comware does not sell $45,420 worth of products. If Comware sells a minimum of $45,420 worth of products, the agreement will automatically renew. However, to maintain the agreement in force, Comware must order a minimum or $4,200 worth of products each month. If this quota is not reached, the agreement will terminate automatically.

         Our amended agreement with Pensar dated April 15, 2000 contains the following new terms:

         The monthly $1,500 distributorship fee ceases June 31, 2000.

         In addition to a right of first refusal on the part of our company to purchase the assets or technology of or ownership interests in Pensar in the event of a proposed sale by Pensar, our company was granted the right to purchase the technology or shares of Pensar for 25% less than the fair market value as determined by a third party appraiser.

         Our discounts for all United States governmental sales and all sales outside the contiguous 48 United States and to the United States are equal to that of Comware.


         In consideration for sales made by Comware, the flow of consideration will be as follows:


o    product purchases up to a total of $45,420:

              Product                       Suggested Retail Price       Price to Comware        Commission to ITS
              CircuiTest 2000S              $5,995                       $3,297.25               $1,400
              CircuiTest 2100 Scanner       $2,995                       $1,317.80               $   500

o    product purchases over $45,420

              Product                       Suggested Retail Price       Price to Comware        Commission      to
              ITS
              CircuiTest 2000S              $5,995                       $2,997.50               $1,200
              CircuiTest 2100 Scanner       $2,995                       $1,198.00               $   350


THE PRODUCTS WE INTEND TO DISTRIBUTE.


         The products we will  initially  distribute are known as the CircuiTest
2000S  In-Circuit   Component  Test  System  and  the  CircuiTest  2100  Scanner
Expansion.

         The CircuiTest 2000S In-Circuit Component System is a personal computer-based product which will troubleshoot, test and allow for the repair of components on assembled printed circuit boards. This system connects with any standard personal computer via a serial communications port and contains its own external power supply. The CircuiTest 2000S tests both analog and digital circuits. Electronic printed circuit boards are now used throughout the electronics industry and will continue to be used in the foreseeable future. Despite the growth of digital technology, we believe the real world to be analog in nature. Digital circuits can only operate on very specialized (restricted) kinds of electrical signals. All other types of signals are, and must be, translated by analog circuits if digital circuits are to process them. Furthermore, digital circuits require highly stable power sources, and these power supplies themselves must be created from analog components.

         The CircuiTest 2100 Scanner Expansion, when connected to the CircuiTest 2000S, increases the number of tests the software can automatically perform from 64 to a range of between 256 and 1024.

         Specific electronics components that might use our printed circuit board testing equipment for manufacturing, repair and maintenance include:

         Network switching cards;
         Computer and peripheral circuit boards (i.e. computers,  mother boards, monitors, laser printers, matrix printers, scanners, modems, optical disk drives);
         Avionics circuit boards (i.e. aircraft, navigational and communications electronics); Medical circuit boards; Military and government electronics; Telecommunication circuit boards; Telephone equipment, answering machines and fax machines; Cash registers, scanners, credit card verification equipment; Electronic equipment power supplies; and TV and monitor circuit boards.


         We believe these systems are low-cost, easy-to-use and have numerous attributes that we believe separate them from the competition. Some of these attributes include:

         Knowledge-Based Data: A database feature within the product software allows it to locate failed components faster.

         Power-Off Testing: Testing of components is performed without applying electrical power to the board. Power-off testing eliminates the risks of damaging the components of the printed circuit boards.

         Family of Adaptive Products: Our core testing product, the CircuiTest 2000S System, is designed to facilitate rapid adaptation to meet the unique, complex testing requirements that our customers identify. We believe the CircuiTest 2000S System and its family of flexible, adaptive products can test and troubleshoot the majority of problems that exist in a variety of products or can be readily adapted to do so.

         Our products have been sold to several well-known corporations and major governmental agencies including the U.S. Air Force ($33,527.00), the Harris Corporation ($33,756.00), the U.S. Immigration and Naturalization Service ($28,359.00), IBM, ($15,440.00) and Sony Microelectronics ($9,995.00). There are
however, no current contractual relationships with these companies or entities. We are seeking a capital infusion from this offering (i) to further develop a market and support our products, (ii) to develop and/or acquire new technologies, and (iiiv) to seek and form strategic alliances in order to strengthen our company and maximize our future value.


PROVEN METHODS OF PRODUCTION WILL BE USED.


         Since 1994, Pensar and its predecessors have continually outsourced all the manufacturing and production of products to various companies around Texas and the Southwest. Pensar has stated that it intends to continue to subcontract the production and assembly of products to local and regional sheet metal fabricators, manufacturers and assemblers.

         Numerous back-up outsourcing firms exist in the area, and we believe that Pensar will not be reliant on any single provider. We expect that we would experience a maximum two-week delay if Pensar had to change suppliers or manufacturers. This delay should not have a material effect on sales. Most parts and components are readily available off-the-shelf through wholesalers. Less than 5% of the final product is composed of long-lead-delivery-time components, and Pensar normally carries these in inventory. In addition, to achieve certain discounts, Pensar may, from time to time, warehouse bulk quantities of off-the-shelf components.


     FUTURE PRODUCTS


         We believe that as more and more products are manufactured with printed circuit boards, the demand for manufacturer's defect-testing and troubleshooting systems, such as ours, increases. We anticipate the introduction of new variants to our existing core product line. Pensar has completed development of the CircuiTest 1000S. The CircuiTest 1000S is a system that uses voltage and current analysis and attaches to oscilloscopes. We anticipate that the 1000S will be retail-priced under $1,500, will not require software and will be marketed to a wide range of electronics repair customers.

         We would also like to introduce enhancements to our core products. An example of such an enhancement is the autoprober. At present, our testing systems are attached to the circuit board by hand. An autoprober is a robotic chassis into which the circuit board is inserted for hands-free testing. We are very satisfied with the Pensar product without the enhancement of the autoprober, as it is less expensive than products with this feature, thereby providing us a price advantage over our competitors. However, providing this enhancement as an alternative for our customers could enlarge our market share. While Pensar does not presently manufacture autoprobers, other companies, such as Probotech, Inc. and Teradyne, Inc., do. We intend to seek the addition of new products to our product line, as well as new ways to maximize the relationships we build with our customers. We intend to accomplish this goal by seeking distributorships or other strategic relationships, such as joint ventures, mergers, or acquisitions, with companies other than Pensar. We believe that by establishing a superior marketing network and staying abreast of the needs of our customers, as well as current technological advances, we should be able to continually expand our product line and maximize the value of our company.


     OUR INDUSTRY AND OUR COMPETITION


         As of 1999, our research indicates that the estimated annual market for personal computer-based testing equipment was in excess of $400 million. We have obtained this information from Frost & Sullivan, an international marketing and consulting firm. As described below, other competitors are substantially larger in size and market share or market coverage. However, we anticipate that the CircuiTest Systems will be priced lower than the competition, be easier to use and include a wider range of features.

         Note: Because this prospectus focuses primarily on details concerning our company rather than the industry in which our company operates or will operate, potential investors may wish to conduct their own separate investigation of our company's industry to obtain broader insight in assessing the company's prospects.


     EXISTING COMPETITION FOR THE CIRCUITEST SYSTEMS


         Competitive testers to ours are marketed by Huntron Instruments, Inc., a US-based company, Polar, PLC, and DiagnoSYS, Ltd., both UK-based companies.
The systems these companies manufacture and sell rely on a graphic voltage/current plot of the component tested on a personal computer, similar to our systems. However, we believe our systems, the CircuiTest 2000S and 2100 scanner expansion, are less expensive, easier to use and when compared to Huntron, can test a much wider range of components.


     HUNTRON


         Our CircuiTest system is most often compared to the Huntron series of testers. Huntron Corporation, a privately held company based in Mill Creek, Washington, has several systems ranging in price from $1995 for a rudimentary system to $40,000 and more for its advanced auto-prober system. Huntron is recognized in the voltage/current curve analysis market and has estimated annual sales of $10 to $17 million. Huntron currently offers a 1-year warranty on its equipment with subsequent one-year extensions for $950, as well as fees for software upgrades. We offer a free 3-year warranty and free 3-year software upgrades. Most often, the CircuiTest 2000S is compared to Huntron's Model 5100DS, priced at $7495, and more recently the Huntron ProTrack Model 20, priced at $6995, compared to our CircuiTest 2000S priced at $5995. After using both the Huntron 5100DS and our CircuiTest 2000S system, a focus group comprised of eight potential customers reported that the Company's CircuiTest system had numerous advantages over its competitor.

         In general, the CircuiTest systems compete in circuit board repair and troubleshooting for companies around the world. Although 85% of our historical sales have been in the domestic United States, we have had sales to companies in Brazil, Japan, Egypt, Turkey, Mexico, Canada and Germany (to the US Army). Although these sales represented a small percentage of overall sales, we believe the potential for future business is strong overseas and in Mexico and Canada. With our agreement with Comware in place, we intend to cultivate an international client-base.


     OUR MARKET STRATEGY

         1. Sales

         Our sales approach will be based on maximizing contact with potential customers by demonstrating that our products have a wider range of capabilities and a lower price point than our competitors' products.

         As of April 15, 2000, we subcontracted exclusive distribution rights for the 48 contiguous United States to Comware Technical Service of Irvine, California on a six-month trial basis. We believe that subcontracting a portion of our worldwide distribution rights to an established distributor, could immediately expand our marketing force without an upfront outlay of capital. We believe that a sub-distributorship could increase our revenue and allow us to focus our marketing efforts on a more defined section of the world marketplace. We intend to focus our selling effort on the international markets.

         Our current internal sales force consists of our president, Carey Birmingham. Our approach includes establishing new additional worldwide distributor relationships and implementing direct marketing campaigns to specific segments of the market. Our direct marketing and sales efforts include increasing our internal direct sales force, trade publication advertising, Internet web site promotion, public relations, trade shows/conferences and database marketing culminating in demonstrations.


         This method is based upon our own internal experience of selling to this market and does not rely on any specific outside sales study or model.

         2.  Distribution

         Our research indicates that, increasingly, companies are creating sales distribution channels composed of non-company employees, and that companies are reducing their dependence on their own direct field sales force. We are building our distribution channels to reflect this industry trend.


         We may engage additional regional and international distributors as well as VAR (value-added resellers) and we may engage independent sales representatives, licensing partners and joint venture partners to market and sell products to prospective customers.


         3. GSA Marketing

         We have marketed our products, which to date only include the 2000S & 2100, to the General Services Administration (GSA) the chief procurement agency for U.S. federal governmental operations. The GSA granted us a government contract number under the federal supply schedule for FSC/6625 instruments and laboratory equipment. The contract pre-approved us under a negotiated price schedule to sell our products to any branch of the federal government for the six-year period June 1, 1997 through May 31, 2003. In two categories that apply to our products, FSC/6625 subcategory 627-11 and FSC/627-1, the GSA purchased $4,829,000 of circuit board testers and $20 million of products in a recent 24-month period. As of the date of this prospectus, we have not sold any of our products to the GSA and as a result our contract may be subject to cancellation at the discretion of the GSA.

         4.  Direct Mail

         We are considering the use of direct mail as the first phase of our database marketing campaign to generate more leads and inquiries that lead to sales. In addition, we expect to continue generating prospect lists from trade shows, trade publications, associations, and other sources.

         We have produced marketing materials describing our products that we can mail to potential customers who respond to our print ads, who attend the trade shows and conferences and who are trade magazine subscribers. We can receive these mailing lists as an advertiser.

         In order to enhance the success of the direct mail campaign, a portion of the marketing budget may be designated for follow-up phone calls to potential customers and lead management.

         5.  Advertising and Trade Shows.

         We plan to allocate a portion of our marketing budget to print advertisements

         In conjunction with paid advertisements, most trade publications offer complimentary editorials and feature stories on new product releases. We are developing an editorial calendar and will increase our public relations efforts to write articles about the technology.

         In addition, numerous trade shows exist for electronics manufacturing and testing. We plan to participate at both large, national trade shows and smaller, regional trade shows.

OUR SIGNIFICANT EMPLOYEES.


         We have one employee, Carey Birmingham, our president and a director. Our other directors are Youval Krigel, and Scott Barter. We plan to maintain lean operations in order to minimize operating expenses while seeking a capital infusion. Depending upon the success of this offering, during the next 12 months we intend to hire staff and enter into consulting relationships as needed in order to:
                  market our products,
                  exploit new technologies and products, and seek and exploit strategic alliances with persons and/or businesses that we believe will strengthen our company and maximize our future value.

         If our contract with Comware is extended beyond the six-month trial basis, we will outsource our mainland US non-governmental marketing and sales to them. In this case, we intend to concentrate our efforts on marketing our products to the US government, and the rest of the world. Initially, we will rely on the expertise of our president, Carey Birmingham to begin marketing efforts. In addition, we anticipate hiring a marketing and sales support person to provide marketing support to Comware as well as to conduct "in-house" marketing efforts, such as phone solicitations and direct mailings. We also anticipate hiring an administrative support staff member to provide office support services to the president and the marketing support person. Depending on the success of the foreign marketing efforts, we anticipate employing a marketing and sales executive to aid in the overseas marketing effort.

         We do not anticipate that any of the employees engaged by us will be subject to any collective bargaining agreements nor do we anticipate the possibility of any strike or work stoppage.

         We anticipate that all employees will receive a base salary or hourly wage, as necessary. The sales staff may receive a sales commission in addition to the base salary.

         As a general course of business, we offer, and will continue to offer, partial premium-paid health insurance to employees. In addition, we believe financial incentives should be offered to quality employees, and we anticipate the payment of cash and stock bonuses, stock options and other monetary incentives to maintain a loyal and productive employee base.

OUR INTELLECTUAL PROPERTY.


         Our company does not own any copyrights or patents. However, Pensar owns a perpetual copyright on the printed circuit board design within our products. In addition, Pensar owns a perpetual copyright on the proprietary software, which is an integral part of our product. The software cannot be modified by outsiders without access to Pensar's software source code. Pensar completes the final assembly of our product in-house in order to eliminate the opportunity for duplication by outside competitors. The hardware is protected from outside duplication by a PAL (Programmable Array Logic) chip on the main system motherboard. This chip is installed and programmed in the final phase of quality control at its main office by developers of the system. Immediately after programming, a small fuse is "blown" in the PAL, making the hardware and its functions virtually impossible to duplicate. Pensar is considering upgrading its hardware security by including a modified EPROM (Erasable Programmable Read-Only Memory) chip which also has a fuse "blowing" feature. Including this chip is expected to increase the cost of the base system by $10-$15.

         Mr. Youval Krigel, a director of our company, was a key individual in the development of the software, firmware and hardware of the products we distribute. Mr. Krigel is no longer employed by us, but remains a director, a shareholder and consultant to our company. We have a verbal agreement with Mr. Krigel to be available to our company in order to customize and install prototype systems as well as to train customers for their use. We intend to compensate Mr. Krigel $75 per hour for these consulting services. To the extent that we choose to develop new software or new products we contemplate (i) contracting with Pensar for such services; or (ii) seeking strategic acquisitions, partnerships or ventures with entities with developing technologies.


         We have not spent any funds on research and development of products during the last fiscal year.

THE DEVELOPMENT OF OUR COMPANY.


         In September 1993, UAT Development Partners (UAT), a Texas general partnership, was formed to design, develop, and market a universal analog tester for component level testing of printed circuit boards. UAT was comprised of Carey G. Birmingham and the Birmingham Family Partnership, Ltd. Simultaneously, Pensar Technologies, Inc. ("Pensar Inc."), a Texas corporation, was formed. Pensar Inc. and UAT entered into a contract for services for Pensar, Inc. to manufacture the universal analog tester for UAT. This product was named the A-2000.


         Pursuant to their manufacturing contract, Pensar, Inc. and UAT completed ten prototypes of the A-2000 in September 1994, and commenced marketing efforts to prospective customers. The first system was sold one month after marketing efforts commenced at a price $6,000.


         During the next six months, the company sold an aggregate of eight prototype units. Between January 1995 and July 1995, the A-2000 was redesigned into the new CircuiTest-2000S, incorporating new software features and hardware upgrades. The Circuit-Test 2000S, with its new features, would be considered the "core" product for the company from that point forward.

         In April 1995, Pensar Technologies, LLC ("Pensar LLC"), a Texas limited liability company, was formed. Simultaneously, UAT transferred all of its assets, including the technology, to Pensar LLC in exchange for 2,000,000 units, representing 100% ownership and assumption of the manufacturing contract between Pensar, Inc and UAT.


         In July 1995, Pensar LLC received 25 completed CircuiTest 2000S systems from Pensar, Inc. The first few systems went to select customers as exchanges, upgrades or were sold as additional units to those customers who had previously purchased systems. By December 1995, 13 systems had been sold to customers in the U.S., Canada and Singapore. In December 1995, Pensar, Inc. and Pensar LLC terminated their manufacturing agreement and Pensar, Inc. ceased day to day operations.


         International Test Systems, Inc. ("ITS Texas"), a Texas corporation, was formed in September 1996. Simultaneously, Pensar LLC contributed all of its assets and liabilities to ITS Texas in exchange for 730,000 shares of stock, representing 45.625% of the total shares.

         Subsequently, ITS Texas experienced difficulties in growing its operations, became overburdened with debt and sought the assistance of outside consultants. On June 16, 1999, ITS Texas entered into a Reorganization and Subscription Agreement with Unifund America, Inc. Unifund America agreed to provide business and marketing advice to ITS Texas in exchange for 770,000 shares in a newly formed entity, which would become ITS Delaware. Scott Barter, chief executive officer of Unifund joined the ITS Texas board of directors. Unifund believed that a leaner operation devoted to marketing and distributing a successful technology would be a more successful direction for the company to take. Unifund America helped engineer a reorganization whereby ITS Texas sold the technology to Pensar in exchange for relief of its debt and an exclusive ten
(10) year renewable distribution agreement to distribute the technology. The president of Unifund America will continue to aid in our growth by identifying and evaluating companies to complement and expand our existing business. Unifund will seek to maximize our value by seeking strategic marketing and financial opportunities and by forming strategic alliances.

         As part of the reorganization and subscription agreement, on June 16, 1999, ITS Texas transferred all of its technology to Pensar LLC in exchange for which Pensar LLC assumed all of the liabilities of ITS Texas. On June 19, 1999, Pensar LLC and ITS Texas entered into a renewable, ten-year distribution agreement granting ITS Texas the exclusive, worldwide right to market, sell and distribute products based on Pensar technology. Pursuant to the reorganization, our company (ITS Delaware) was organized on September 20, 1999. On that date, the shareholders of ITS Texas exchanged all their shares for shares in ITS Delaware in the amounts shares listed in the Selling Shareholder section of this prospectus and ITS Texas assigned us the Distribution Agreement with Pensar LLC.

         On April 15, 2000, we amended the compensation section of our distribution agreement with Pensar and we subcontracted our distribution rights in the 48 contiguous United States to Comware Technical Services of Irvine California on a six-month trial basis.

         During the fiscal year ending December 31, 1999, ITS sold a total of 18 Units, consisting of a blend of 2000S base Systems, 2100 Scanner Expansions and 1000S Benchtop Troubleshooting Tool.

         As of May 31, 2000, a total of 139 units have been sold to a total of 50 customers in the U.S., Japan, China, Egypt, Singapore, Jamaica, Mexico, Brazil, Turkey, India and Canada. A partial list of end-use customer list includes:


================================================================================
Company                              Location                    No. of Systems
================================================================================
NCR Corporation                      Bethlehem, PA                     1
IBM Corporation                      San Jose, CA                      2
Sony Microelectronics                San Antonio, TX                   2
Solectron Corp.                      Austin, TX                        4
SMT Centre                           Austin, TX                        62
Harris corporation                   San Antonio, TX                   6
US Air Force                         San Antonio                       10
US Army                              Mannheim, Germany                 1
ICL/Fujitsu                          Dallas, TX                        3
Immigration Naturalization Service   Various Location in Texas         3
Radian Corporation                   Austin, TX                        2
Paradigm Corp.                       San Antonio, TX                   2
Finetest                             San Jose, CA                      2
Vanco PTE                            Singapore                         1
Fastar, Ltd.                         Dallas, TX                        1
Primetech Electronics                Quebec, Canada                    1
Colin Medical Instruments            San Antonio, TX                   1
Matrix Components                    Austin, TX                        2
Tanisys Corporation                  Austin, TX                        2
EMSCO                                Cairo, Egypt                      1
Electronic Resources, Int'l          Des Moines, LA                    2
Digital Repair Corp.                 San Antonio                       1
===============================================================================

         The Distribution Agreement between ITS and Pensar Technologies states that in consideration for the assuming all the liabilities of ITS, Pensar would receive all the assets of the company at closing, or June 19, 1999. Part of those assets included completed inventory, comprised of approximately 14 2000S, 2100 and 1000S units. The Distribution Agreement allowed Pensar to sell the existing units at or close to the scheduled retail price and retain the proceeds until the inventory was depleted, while accruing a commission due ITS. As a result, 5 units were sold by Pensar in the second half of 1999 and, while these sales are reflected in the total sales described above, the revenues are not included in ITS sales for 1999.



         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
              RESULTS OF OPERATIONS FOR THE PERIOD FROM INCEPTION,
         SEPTEMBER 20, 1999 TO DECEMBER 31, 1999 AND FOR THE SIX MONTHS
                              ENDED JUNE 30, 2000.

         The following discussion relates to the results of our operations to date, and our financial condition:


         This prospectus contains forward looking statements relating to our company's future economic performance, plans and objectives of management for future operations, projections of revenue mix and other financial items that are based on the beliefs of, as well as assumptions made by and information currently known to, our management. The words "expects, intends, believes, anticipates, may, could, should" and similar expressions and variations thereof are intended to identify forward-looking statements. The cautionary statements set forth in this section are intended to emphasize that actual results may differ materially from those contained in any forward looking statement.


         DEVELOPMENT STAGE ACTIVITIES.


         The Company has been a development stage enterprise from its inception September 20, 1999 to June 30, 2000. The Company is a development stage company that was organized as a successor to International Test Systems, Inc., a Texas corporation, and has obtained a distribution agreement from the manufacturer to exclusively market and sell a component-level printed circuit board tester whose principal customers use the tester to analyze, repair, and service printed circuit boards with components attached.

         During its development stage, management has devoted the majority of its efforts to creating and initiating the marketing program, and sourcing working capital to engage in any profitable business activity and provided the initial working capital through the sale of 1,320,000 shares of common stock aggregating $115,000 through June 30, 2000. Activities of the predecessor company, ITS Texas, were limited to the creation of new products, obtaining a distribution agreement, and preparation of documentation for a public offering of its stock. These activities were funded by the ITS Texas' management and investments rom stockholders. The Company has not yet generated sufficient revenues during its limited operating history to fund its ongoing operating expenses, repay outstanding indebtedness, or entirely fund its research and product development activities. There can be no assurance that development of the manufacturer's products will be completed and fully tested in a timely manner or that the Company's sales efforts will provide a profitable path for the Company. Future investments in new technologies for processing quotations, purchase orders and invoices will significantly reduce the cost of marketing and sales and allow the Company to effectively compete in the electronic market place.

         During the developmental period, the Company has been financed through the sale of stock to the Company's shareholders aggregating $40,000 and an additional sale of stock to the Company's shareholders aggregating $50,000 subsequent to the date of the financial statements.

RESULTS OF OPERATIONS FOR THE PERIOD FROM INCEPTION, SEPTEMBER 20, 1999, TO DECEMBER 31, 1999.

     The company had an aggregate of $497 in commission income earned on equipment sold directly by Pensar to customers pursuant to the Distribution Agreement. Activities consisted of preparing and filing corporate income tax returns and filings for the Securities and Exchange Commission and organizing the operations.

     The company's general and administrative costs aggregated approximately $35,742 for the period from inception, September 20, 1999, to June 30, 2000. These expenses represents payments towards the license agreement $6,000; accounting fees $2,950; rent of $1,565; and office expenses of $25,227.


      RESULTS OF OPERATIONS FOR THE PERIOD FROM JUNE 16, 1999 (THE DATE OF
                          INCEPTION) TO JUNE 30, 2000

         FOR THE PERIOD FROM JUNE 16, 1999 TO JUNE 30, 2000, THE COMPANY HAS SOLD 12 UNITS COMPRISED OF 2000S/2100 SYSTEMS AND 1000S OSCILLOSCOPE TOOL .


     FOR THE SIX MONTHS ENDED  JUNE 30, 2000.

         The company had an aggregate of $18,657 in commission income earned on equipment sold directly by Pensar to customers pursuant to the distribution agreement. Activities consisted of preparing and filing corporate income tax returns and filings for the Securities and Exchange Commission and organizing the operations.

         The company's general and administrative costs aggregated approximately $26,757 for the Six months ended June 30, 2000 . These expenses represents rent and utilities of $1,591; and office expenses of $168; license rights of $117; accrued salaries of $6,000; and office expense of $18,881.

         Management believes the causes for losses in predecessor companies, including ITS Texas, were the result of an under funded marketing plan and little on no direct sales support using in-house sales personnel. Because we lacked the resources to hire qualified sales and marketing staff, our CEO was called upon to formulate and implement the sales effort himself, resulting in significantly lower sales revenues than management believes can otherwise be derived from the marketplace. We believe that these past events were not indicative of future results because ITS will have the working capital to implement its marketing plan without the up-front cash requirements need to stock inventory, manufacture products, and design and create new technologies. These facts notwithstanding, we have the right, but not the obligation, to purchase the technology from Pensar and become the manufacturer if sales volumes and gross margins warrant it. By creating a marketing and distribution company as we envision it here, we believe we have eliminated significant risk for the company and its investors, while simultaneously procuring important rights and sources of income.

         To resolve the problem, management has chosen to raise capital in the public markets, hire sales and marketing support staff as described in this prospectus and concentrate on direct sales as well as establishing strategic relationships with distributors, sales representative firms and other sources to increase sales revenues domestically and overseas. Furthermore, the company and Pensar Technologies, LLC (the manufacturer of our test systems) have agreed to cease payment of the distribution fee effective June 30, 2000. Based on the amended distributor agreement with Pensar, management believes the Company will be profitable. This will result from not only a more efficient marketing program as described here, but also by eliminating the costs and risks of development of future products and maintaining inventory. These functions, and their associated capital requirements, will be performed by Pensar as the manufacturer, sparing ITS significant up-front cash outlays.

         Relationships and Agreements between the Parties

         Mr. Carey Birmingham was president and a director of both Pensar and ITS Texas during the negotiation of the distributor agreement with Pensar, as well as during the period covered in this prospectus. Although Mr. Birmingham was president and a director during these periods, ITS Texas (subsequently ITS Delaware) and Pensar have different third party directors who gave final approval of the distribution agreement and ITS' efforts to obtain additional capital in the public markets. As of the date of this prospectus, Mr. Birmingham remains president and CEO of ITS Delaware and Pensar.

         The majority shareholder approving the Pensar exchange and distribution agreements was the Birmingham Family Partnership, Ltd., of which Mr. Birmingham is less than a 5% Limited Partner.

         Pensar owned 45.625% of the total shares of ITS Texas at the time of the merger and distribution agreement. However, Pensar does not now own, nor has at any time owned, any shares of ITS Delaware.

         Unifund Financial Group, Inc. acquired 61.6% of its shares in this transaction for management, business and marketing advice and the payment of certain legal and accounting expenses in connection with the reorganization of our business.

         We have the option to terminate the distribution agreement with Pensar. If our agreement with Pensar was terminated without a distribution agreement with another manufacturer or another business plan, our operations, liquidity and cash flow would be severely adversely affected. We do not anticipate terminating our agreement with Pensar. Note that we also have the right of first refusal to purchase the assets or technology of or ownership interests in Pensar in the event of a proposed sale by Pensar. Further, we were granted, by amendment, the right to purchase the technology or shares of Pensar for 25% less than the fair market value as determined by a third party appraiser. The company intends to act in the best interests of its shareholders by working to make the company a success. Whether that will involve the cancellation of the Pensar contract or the purchase of its assets or ownership interests will be dictated by business conditions and be based on our judgment of what is best for our business and our shareholders.

         LIQUIDITY AND CAPITAL RESOURCES.


         Overview


         As of December 31, 1999 and June 30, 2000, the Company's cash balance was $8,265 and $34,597 respectively, and the Company's working capital was $1,283 and $40,917 respectively. As of December 31, 1999, the Company has been funded through the sale of shares of common stock aggregating $65,000 and an additional $50,000 as of June 30, 2000. As of December 31, 1999, the Company had negative cash flows from operations of $23,263 and had expensed an additional $33,472 for pre-offering expenses. As of June 30, 2000, the Company had $22,403 in negative cash flows from operations and had expended an additional $1,265 in pre-offering expenses. As of June 30, 2000, the Company had a tax loss carry-forward of $68,296 to off-set future taxable income. There can be no assurance, however, that the Company will be able to take advantage of any or all of such tax loss carry-forward, if at all, in future fiscal years.


         Financing Needs

         To date, the Company has not generated any revenues. The Company has not been profitable since inception, may incur additional operating losses in the future, and may require additional financing to continue the development and commercialization of its technology. While the Company does expect to generate significant revenues from the sale of products in the near future, the Company may enter into licensing or other agreements with marketing and distribution partners that may result in license fees, revenues from contract research, or other related revenue.

         The Company expects its capital requirements to increase significantly over the next several years as it commences new research and development efforts, undertakes new product developments, increases sales and administration infrastructure and embarks on developing in-house business capabilities and facilities. The Company's future liquidity and capital funding requirements will depend on numerous factors, including, but not limited to, the levels and costs of the Company's research and development initiatives and the cost and timing of the expansion of the Company's sales and marketing efforts.

         The Company anticipates that it will be able to fund operations over the next twelve (12) months subsequent to the sale of its public offering and sales of shares and capital contributions from its present shareholders. To enable the Company to fund its research and development and commercialization efforts, including the hiring of additional employees, the Company in the process of offering additional shares of its common stock.

TRENDS IN THE COMPANY'S HISTORICAL OPERATING RESULTS.

         We are unable to discern any noticeable trends in historical operating results since we have only been selling our core product since July 1995.

     However, we foresee two significant issues which will favorably affect our operations in the future:

         Low Cost/PC-Based Automated Test Equipment


         The price point of the CircuiTest 2000S, our core product, is considerably lower than our competitors' comparable automated test equipment. Most often, the CircuiTest 2000S is compared to Huntron's Model 5100DS, priced at $7495, and the more recently the Huntron ProTrack Model 20, priced at $6995. Our CircuiTest 2000S priced at $5995.


POWER-OFF TESTING


         Our core product, the CircuiTest 2000S, tests and troubleshoots populated, printed circuit boards without applying power to the board. Management believes, and has had confirmation from the marketplace, that power-off testing will increase dramatically in the future due to this feature. As components get smaller and smaller, the trend in the industry will be to test and repair components at the board level with no power supplied to the populated, printed circuit board. When power is supplied to the board to test components, there is a risk of damaging the component or the entire board if the technician incorrectly connects the test equipment. Our "power-free" circuit board testing technology uses known and trusted methods of troubleshooting and virtually eliminates the possibility of damaging the board or its components.


         Approved for Sales to Federal Government

         Effective June 1, 1997, the Company was awarded a US Government Contract Number GS-24F-3059 under the General Services Administration (GSA), Federal Supply Service schedule FSC-6625. Under this GSA Contract the Company is pre-approved to sell to any branch of the Federal Government. In two categories that apply to ITS' products, FSC/6625 subcategory 627-11 and FSC/627-1, GSA purchased $4,829,000 of circuit board testers and $20 million of comparable products in a recent 24-month period.


To date, we have not sold any systems to GSA under this Contact. Prior to this GSA Contract becoming effective, however, we sold in excess of $90,000 worth of products to agencies of the US Government, including the Air Force, INS and the US Army.

In connection with the GSA Contract Award, the Company received a mailing list from the GSA of 900 purchasing agents which purchase products similar to the Company's 2000S & 2100. These agents are currently being contacted through the ITS database marketing campaign.

Sampling of Features Found in ITS CircuiTest 2000S & 2100:

SymSortTM - A copyrighted database feature which allows technicians to automatically accumulate information on failed components on a PCB. This feature directs the technician to the most likely component to causing a particular problem.

Turbo Scanning - Accelerated software feature allows up to 10 tests/second, or test-by-test discharge of individual points.

Digital Image Importing - Software feature allowing the user to view a digital image of the printed circuit board under test, making locating components under test fast and easy. The image can be in photographic format, schematics, or user-designated format.


Warranty & Software Upgrades - We offer a 3-year repair or replace warranty on its products as well as 3-year free software upgrades for customers. This compares to competitors that offer only 1-year warranties and 1-year free upgrades.


Ease of Use - The Windows-based software is icon-driven, and training time averages three hours per customer.

Quick Ramp-Up - One of the product's software features is "Scope Mode." Scope Mode allows technicians to begin trouble-shooting boards immediately, without using all the product features and with virtually no training.

Low Cost - Based on market comparisons of similar testing systems, the Company's products are inexpensive. Payback typically averages four to six months, but in the case of one customer, was as fast as one day.

Family of Adaptive Products - Our core testing product, the CircuiTest 2000S Base System, is designed to facilitate rapid adaptation to meet the unique, complex testing requirements that ITS' customers identify. As more and more products are manufactured with PCBs, the demand for manufacturer's defect-testing and troubleshooting systems, such as our Company's, increases. The CircuiTest 2000S Base System and its family of flexible, adaptive products can test and troubleshoot the majority of problems that exist in a variety of products with PCBs.

POSITIONED FOR FUTURE GROWTH


          Fiscal year-end 1995 sales were not considered significant to test for gross margins.

          Fiscal year-end 1996 sales gross margins were 46.2%

          Fiscal year-end 1997 sales gross margins were 83.8%

          Fiscal year-end 1998 sales gross margins were 69.9%

Due to stabilization of price at $5,995 for the CircuiTest 2000S and $2,995 for the CircuiTest 2100, we believe future gross margins for the core products should exceed 80%, excluding labor.

Past foreign sales represented units sent to companies in Turkey, India, Japan, China, Egypt, Singapore, Jamaica, Mexico and Canada. The Company intends to increase international sales by signing international distribution agreements. Foreign sales as a percent of total sales for last fiscal year: 25.3%

Past domestic government sales represented sales to the US Air Force, the INS and the US Army. The Company will continue to market aggressively to US government agencies. Domestic government sales as a percent of total domestic sales for last fiscal year: Less than 1%.


                              EVENTS OR MILESTONES


         Printed circuits boards are in found virtually every type of electronic instrument and product manufactured today. Every new product and every existing product that contains a printed circuit board represents an application or product opportunity for ITS test systems. While no assurance can be given, we believe that printed circuit boards will remain a mainstay in the electronics industry. Our products test the individual components on a printed circuit board based on voltage and current (V/I) signature analysis. This technology is time-tested and is a recognized generic means of testing throughout the electronics industry. While the CircuiTest 2000S and associated software uses new and innovative interpretations of the V/I, we believe that this basic method of testing will continue to be a standard far into the foreseeable future. We do not believe that this industry is as time sensitive as other high-technology industries, and, thus, we believe we have the time to plan, fund and scale up our business without losing a place in the market. Of course, the foothold that competitors have in the industry will be a barrier which we must pass.



                   EVENT                           METHOD OF ACHIEVEMENT            DATE OR NUMBER OF MONTHS AFTER RECEIPT OF
                                                                                    PROCEEDS WHEN EVENT SHOULD BE ACCOMPLISHED

     Fund minimal operations                 Conduct  this  offering  and raise           Immediately  after  escrowed funds
                                             the minimum offering amount                  are released.

     Market products based upon              Conduct  this  offering  to obtain           Ongoing   process   which   should
     existing technology.                    needed  funds  to pay  for  direct           commence  within  one month  after
                                             mailings   and   other   marketing           receipt  of  funds  in  excess  of
                                             efforts.  Hire  marketing  support           minimum  offering  amount.  Direct
                                             and establish  relationships  with           mail can  commence  if the minimum


                                       37

                                             independent  sales  contractors to           offering   amount   is   received.
                                             market  products.  If  successful,           Other forms of  marketing  and the
                                             continue      to      rely      on           retainment  of  marketing  support
                                             sub-distributorship    arrangement           staff can  commence  when  amounts
                                             with   Comware  for  US  sales  or           in excess of the minimum  offering
                                             territory  as  defined  at the end           amount are received.  In addition,
                                             of   the   trial   basis.   Target           the  president  and the  directors
                                             governmental and foreign markets.            will  be   compensated   from  the
                                                                                          offering  proceeds  to the  extent
                                                                                          they  engage  in  developing   our
                                                                                          business,    which   may   include
                                                                                          marketing advice or activities.

     Seek   product   and    technology      Conduct  this  offering  to obtain           Ongoing    process    which    can
     opportunities   which  expand  our      needed   funds  to  continue   the           commence     immediately     after
     business   in  both  the  area  of      distribution     agreement    with           receipt   of   minimum    offering
     testing  and  trouble  shooting as      Pensar   and  to  hire  a  product           amount.  Upon  receipt of minimum,
     well  as  other  areas  that  will      developer       and      establish           payments  can  continue  to Pensar
     maximize our value.                     relationships   with   independent           for  the  distribution   agreement
                                             technology      companies      and           rights.   Upon   receipt   of  the
                                             developers.                                  maximum  offering  amount,  we can
                                                                                          hire  a  product  developer.   The
                                                                                          receipt of amounts  between  these
                                                                                          breakpoints  will enable us to pay
                                                                                          our  president  and  directors who
                                                                                          shall  engage  in the  development
                                                                                          of relationships  with individuals
                                                                                          and  companies  which can  provide
                                                                                          us  with  improved  and  different
                                                                                          technologies and products.

                                                                                          Ongoing    process    which    can
     Seek   to   establish    strategic      Conduct  this  offering  to obtain           commence     immediately     after
     alliances  that will  maximize our      needed   funds   to  pay  for  the           receipt   of   minimum    offering
     value.                                  services  of  the  president,  the           amount.  Upon  receipt of minimum,
                                             directors   and   consultants   to           and upon the  receipt  of  amounts
                                             conduct  due  diligence  on market           between   the   minimum   and  the
                                             needs  and  opportunities  for our           maximum,    we   can    pay    our
                                             company to increase its value.               president,   our   directors   who
                                                                                          intend    to    engage    in   the
                                                                                          development  of our business.  The
                                                                                          ability  to   complete   strategic
                                                                                          alliances  cannot be  definitively
                                                                                          timed    and   will    depend   on
                                                                                          opportunities      which     these
                                                                                          individuals   will   continue   to
                                                                                          explore.

     Seek  liquidity  and growth in the      Become      listed      on     the           Six  months to one year  initially
     market place.                           over-the-counter   bulletin  board           and  then  a   continuing   effort
                                             and continue marketing efforts.              thereafter.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.


     We cannot assure you that any, or all, of the events previously outlined can, or will, occur within the expected time frame.

     We have scaled back operating costs and will continue to do so until we receive an infusion of cash. If this offering is successful we will be able to market and sell our products, to develop and/or license new technology; and to strengthen the company and maximize its value by exploiting strategic alliances. In the past we were unable to generate enough capital from revenues to fully develop and retain the proper staff to market and support our products as well as to seek and exploit other market opportunities. While no assurances can be given, we believe that with proper funding, we will have the support to achieve our objectives. However, we believe that the achievement of these goals involves a process cannot necessarily be defined by a list of separately identifiable date-certain milestones.


         To make our company profitable, we estimate we will require a minimum of $125,000 in capital to be used over a 12-18 month period for such costs as marketing and sales staff salaries and support, as well as advertising, trade show participation and reimbursement of costs to subcontracted distributors, if any.

         In the event we encounter delays in the successful marketing of our products, we can expect consequences which include reduction in advertising expenditures, participation in tradeshows and possibly layoff of marketing and sales staff and support, in that order. Should, such events occur, we have the option to terminate the agreement with Pensar, and re-evaluate our sales and marketing efforts.

                          DESCRIPTION OF OUR PROPERTY


We currently sublease approximately 2,000 square feet of office and warehouse space at 4703 Shavano Oak, Suite 102, San Antonio, Texas, which we use for our corporate offices. This lease is month to month, with prime lease expiring June 30, 2001. Our lease payment is $450 per month plus expenses. We have a right to renew this sub-lease for an additional 3 year period upon terms to be negotiated.


We believe that the existing premises will satisfy our needs in the foreseeable future with only moderate changes needed to be made to the premises to accommodate additional staff. Ample small office space is available to us, and we are not real estate dependent.

DIRECTORS, OFFICERS AND KEY PERSONNEL OF THE COMPANY.

Listed below are our officers and directors and their previous experience. The directors have been elected by the present shareholders and shall serve for terms of one year, or until their successors are elected and have qualified. Officers are appointed by, and serve at the pleasure of, the board of directors.

CAREY BIRMINGHAM, PRESIDENT, CHIEF EXECUTIVE OFFICER, CHIEF FINANCIAL OFFICER AND DIRECTOR, AGE 44

For the past five years Carey Birmingham has served as chairman and president of ITS, as well as Pensar LLC, and has been responsible for long-term strategic planning and all day-to-day administrative activities, including marketing, finance, profit and loss responsibility, building strategic alliances and developing sales. Mr. Birmingham is a full-time employee of our company. In addition to acting as the chief executive officer and president, he acts as the chief operating officer and chief financial officer of the company.


During the past 14 years, in addition to his work in venture capital and individual investments, Mr. Birmingham had served in various capacities as Asset Manager and Sr. Asset Manager for New York Life Insurance, Vice President for Unicorp American Corporation, Executive Vice President for Unicorp Property Management, Portfolio Director for United Services Automobile Association (USAA) and consultant for Fidelity Mutual Life Insurance and Mutual Benefit Life. Mr. Birmingham has been responsible for the asset and property management of real estate portfolios valued in excess of $250 Million at New York Life, $300-$400 Million at Unicorp American, $200-$300 Million at USAA and approximately $300 -$400 million at Fidelity and Mutual Benefit Life. During his tenure with these companies, Mr. Birmingham generated gross sales proceeds of over $700 million from the sale of properties.

         Office Address:   International Test Systems, Inc.
                           4703 Shavano Oak, Suite 102
                           San Antonio, TX  78249
                           210-479-4756
                           Fax: 210-408-1856
                           Email: its@itestsystems.com

R. SCOTT BARTER, CHAIRMAN OF THE BOARD AND DIRECTOR, AGE 53.

Mr. Barter, age 53, is the Founder, Chairman, Chief Executive Officer and a Director of Unifund Financial Group, Inc. since its inception in 1991 and Unifund America, Inc. since its inception in 1995. Mr. Barter has been engaged in the securities industry in the United States and abroad since August, 1975. He has been licensed with the National Association of Securities Dealers and as a member of the National Futures Association. He has been registered as a representative with the United Kingdom National Association of Securities
Dealers  and  Investment  Managers  (now  FSA)  and  in  addition,  has  held  a
Representative's license to deal in securities from the United Kingdom Department of Trade and Industry. Mr. Barter has served as a senior officer/director of various brokerage firms and has acted as advisor to and consultant for both publicly and privately traded companies in the United States and the United Kingdom. He has diverse investment experience combined with an extensive background in the areas of corporate finance and the private client/independent investor.


     Office Address        Unifund America, Inc.
                           575 Madison Avenue
                           Suite 1006
                           New York, New York 10022


HENRIK YOUVAL KRIGEL, DIRECTOR AND CONSULTANT, AGE 47.

H. Youval Krigel, a director, has spent over 25 years in electronics and 20 years in automated test equipment design, most recently as one of the founders of Protech, Inc., a company formed for the design and manufacture of large-scale functional testers, a technology Mr. Krigel developed.


Since joining our company as a Director in June 1999, Mr. Krigel has worked full time for Ktest International, LLC a company unrelated to our company. Ktest designs and sells test equipment for the avionics wire harness repair market. Since June 1999, Mr. Krigel has spent less than 10 hours a month on ITS matters, although we share office space with his company and he is available to our company at any time for consultation or advice.


As co-designer of the CircuiTest systems, Mr. Krigel served as Vice President of Pensar LLC from its inception in 1994 until the formation of International Test Systems in September 1996, at which time he resigned to become Vice President of R&D for ITS until June 1999. As Vice President of ITS, Mr. Krigel was responsible for creation, design and planning of new products for both Pensar Inc. and International Test Systems.

Prior to the formation of Pensar Inc., he served from 1986-1992 as founder, Vice President and Director of Protech, Inc., a development stage, San Antonio-based company specializing in the design, manufacture and marketing of large-scale digital circuit board testing systems. As Vice President for Protech, Mr. Krigel was responsible for the development and sale of various digital test systems for international distribution. Mr. Krigel resigned as an officer and director of Protech in 1992 when the company relocated to California. He was not required to sign a non-compete agreement and, to the best of his knowledge, no general company requirement existed at the time. Subsequently, in 1993, Protech dissolved and is no longer in business.

Mr. Krigel is a shareholder, director and consultant to the company. He has agreed to provide consultation services in connection with the customization and installation of pro-type products as well as the training of customers to use our systems. We intend to compensate Mr. Krigel as an independent contractor at the rate of $75.00 per hour. We do not have an employment or consulting agreement with Mr. Krigel.

       Office Address:     Ktest International, LLC
                           4703 Shavano Oak, Suite 102
                           San Antonio, TX  78249
                           210-408-8005
                           Fax: 210-408-1856
                           Email: ktest@ktestinternational.com
                                  ----------------------------

Mr. Krigel is the only member of ITS to have worked in a related industry. It is important to point out, however, that wide and significant technical differences exist between our products and the products he designed and produced for his previous employers. Management believes these technical differences, combined with the fact the his previous employer, Protech, no longer exists, obviates the need for any additional precautions or releases. In addition, the technology is owned by the manufacturer, Pensar, and they have agreed to indemnify us against any claims in this regard.

ITS Delaware was formed in September 1999 and is the successor to ITS Texas. Mr. Birmingham, the President of both companies, was responsible for the formation and management of ITS Texas in September 1996 which was a development stage company. Prior to the formation of ITS Texas, Mr. Birmingham was also responsible for the formation of Pensar Technologies in 1995, a start-up company created to design and market the technology known as the 2000S In-Circuit Test System.

Note: After reviewing the information concerning the background of our company's officers, directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.


EMPLOYMENT AGREEMENTS

We do not presently have any employment or consulting agreements, although we may enter into employment agreements with certain officers, directors or other key personnel.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of our company's development.


RELATIONSHIPS AMONGST MANAGEMENT

There are no family relationships amongst the management of the company

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT


The following tables set forth certain information regarding the beneficial ownership of shares of common stock of the company by our officers, directors, principal owners of ten percent (10%) or more of our common stock, and those holders of five percent (5%) or more of stock in our company both prior to the offering as well as after completion of the offering. Based on information furnished by these individuals and/or groups, we believe that they are the beneficial owners of the common stock listed below, and unless otherwise noted, have sole investment and voting power with respect to such shares, except in those cases where community property laws may apply.

Prior to the offering and according to the records provided by the company (which currently has 1,850,000 shares of common stock outstanding), the officers, directors, principal owners of ten percent (10%) or more of our common stock, and holders of five percent (5%) or more of our common stock, owned the following number of shares:


                                          NUMBER              PERCENTAGE        AVERAGE
            NAME                         OF SHARES              NOW HELD        PRICE PER SHARE
            ----                         ---------              -------------------------------

      Unifund Financial Group, Inc.*       1,020,000                55.1%               .05
      Carey Birmingham                       493,000                26.6%               .05
      R. Scott Barter                        125,000                 6.8%               .05
      H. Youval Krigel                        35,800                 1.9%               .05

      (All officers and directors
        as a group - 4 persons)          1,673,800                 90.5%                .05


         *This entity is controlled by Mr. Barter and his share ownership in Unifund Financial Group, Inc. is attributed to him.

                          Totals         1,673,800                 90.5%

     Upon completion of the offering, officers, directors, principal holders of ten percent (10%) or more of our common stock and holders of five percent (5%) or more of our common stock will hold, in the aggregate 1,673,800 shares issued and outstanding, if the minimum amount is sold and 1,673,800 shares issued and outstanding if the Maximum Amount is sold.


                           PERCENTAGE OF COMMON STOCK


NUMBER
NAME OF OWNERS             OF SHARES        MINIMUM           MAXIMUM
---------------------------------------------------------------------
Unifund Financial Group, Inc.       1,020,000*       55.5%             32.9%
Carey Birmingham                      493,000        22.8%             15.9%
R. Scott Barter                       125,000          5.8%             4.0%
H. Youval Krigel                       35,800          1.7%             1.2%


         *This entity is controlled by Mr. Barter and his share ownership in Unifund Financial Group, Inc. is attributed to him.


                                    1,673,800         77.4%            54%
                                    ---------         ------          ----
(All officers and directors
     as a group -4 persons)
                            TOTALS  1,673,800         77.4%             54%
                                    =========         =====           =====

              MANAGEMENT COMPENSATION AS OF THE FISCAL YEAR ENDING


                                                         CASH              OTHER

         President and Director - C. Birmingham      $ 34,350                0
         Vice President and Director - Y. Krigel     $ 57,600                0

                                    TOTAL            $ 91,950                0

                  Directors as a group:
                  (number of persons 2)              $ 91,950                0



It is anticipated that the president of our company will receive an estimated base salary of between $40,000 and $75,000 (depending upon revenue and the amount of funds we raise) plus performance bonuses in future years. Performance bonuses for the president, as well as other officers or employees of our company, will be based upon milestones in gross revenue increases and our profitability. Based upon successfully meeting the milestones, such bonuses may equal 100% of the individual's annual salary, or more.


Director compensation and insurance benefits will commence after we raise at least $300,000. We have allocated $15,000 based upon interim financing levels and $60,000 based on maximum financing levels. Thereafter, director compensation will be allocated in accordance with a director's level of engagement with the company and at the discretion of the board of directors.


                              SELLING SHAREHOLDERS


         All securities held by existing shareholders will be subject to a one-year "lockup" period during which they will be unable to offer and/or sell shares currently held by them. After the expiration of such period, there will be no limitations on any such shareholder's ability to sell shares assuming that a registration statement with respect to such shares is then in effect and any sale must occur at not less than $0.40 per share.

         The shareholdings of our officers and directors is set forth under the heading "Security Ownership of Certain Beneficial Owners and Management". There are 176,200 shares held by individuals who are neither officers nor directors. The names and shareholdings of the selling shareholders and their percentage ownership of the common stock of the company if the minimum and maximum number of shares are sold as well as if all warrants are exercised are as follows:


       Name of Owner                         Number  of         % if Minimum       % if Maximum Offering     % if Maximum Offering
                                             Shares             Offering Amount           Amount Sold           Amount Sold and all
                                                             Sold (Assuming only                               Warrants Exercised
                                                             Common Stock sold)
       Unifund Financial Group              1,020,000                 47.2%                     32.9%                    18.2%
       Carey Birmingham                       493,000                 22.3%                     15.9%                     8.8%
       R. Scott Barter                        125,000                  5.8%                      4.0%                     2.2%
       Douglas Harrison-Mills                  50,000                  2.3%                      1.6%                     0.9%
       Sheila Corvino                          50,000                  2.3%                      1.6%                     0.9%
       Kaplan Gottbetter & Levenson,           50,000                  2.3%                      1.6%                     0.9%
       LLP
       H. Youval Krigel                        35,800                  1.7%                      1.2%                     0.6%
       Harris Schiff                           10,000                  0.5%                      0.3%                     0.2%
       Alan Scott                               5,000                  0.2%                      0.1%                     0.0%
       Elizabeth Acton                          5,000                  0.2%                      0.1%                     0.0%
       Stephen G. Birmingham                    5,000                  0.2%                      0.1%                     0.0%
       Dr. Ed Lahniers                            500                  0.0%                      0.0%                     0.0%
       Andree Sonsino                             400                  0.0%                      0.0%                     0.0%
       Raphael Sonsino                            300                  0.0%                      0.0%                     0.0%
       TOTAL                                1,850,000                 85.0%                     59.5%                    32.7%


Of the individuals  listed above,  Carey Birmingham serves as President and CEO,
R. Scott Barter and H. Youval Krigel are both directors of the company. Others may be considered to be "significant employees" and a description of their activities during the prior three years is included in the section entitled "Directors, Executive Officers, Promoters and Control Persons".

Carey Birmingham, Scott Barter and Youval Krigel are directors of our company. Carey Birmingham, Youval Krigel and Raphael Sonsino were founding shareholders of ITS Texas. During the first quarter of 1997 in a private sale pursuant to
Section 4(2) of the Securities Act, Stephen G. Birmingham, Dr. Ed Lahniers, and Andree Sonsino purchased shares in ITS Texas for a capital investment of $50,000, $5,000 and $2,000, respectively. Upon formation of our company, all holders exchanged all of their shares in ITS Texas for shares in our company. Kaplan Gottbetter & Levenson LLP and Sheila Corvino, Esq. performed legal services for our company. They received a portion of their remuneration in shares of our Company. Douglas Harrison Mills, Harris Schiff, Alan Scott and Elizabeth Acton was awarded shares in our company for consulting services. Mr. Harrison-Mills provided creative and drafting services to the company. Mr. Schiff provided word processing and management information services to the company. Mr. Scott provided legal services to the company and Ms. Acton provided administrative services to the company. Mr Birmingham received a portion of his shares in lieu of payment for his services as a chief executive officer and director for the year ended 1999. Mr. Krigel received a portion of his shares in lieu of payment for consulting and directorial services for the year ended 1999.

Unifund Financial Group received its shares as remuneration for consulting services pursuant to the Distribution Agreement. Scott Barter received 125,000 shares in remuneration for his directorial function and consulting services . In January, 2000, Carey Birmingham and Unifund Financial Group, Inc. made an additional capital contribution to the company to cover on-going expenses. The company issued shares in consideration for this contribution. Each of Unifund Financial Group, Inc. contributed $25,000 in consideration for 250,000 shares being awarded to each of them



                          DESCRIPTION OF THE SECURITIES

         The securities offered for sale consist of


          1,250,000 shares of common stock, par value $0.001 per share, which can be purchased for $0.40 per share,

          1,250,000 class A redeemable warrants, which can be purchased for $0.10 per warrant, and which may be exercised for one share of common stock at an exercise price of $2.50 per share, and

          1,250,000 class B redeemable warrants, which can be purchased for $0.10 per warrant and which may be exercised for one share of common stock at an exercise price of $4.50 per share.


COMMON STOCK


         We are authorized to issue up to 20,000,000 shares of common stock, par value $.001 per share, of which 1,850,000 shares are outstanding on the date hereof. Holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may be outstanding, if and when the board of directors declares dividends, holders of common stock are entitled to ratably receive, such dividends. Upon the liquidation, dissolution, or winding up of the company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preferences on the preferred stock, if any. Common stock is not convertible, nor does it have any preemptive rights. The outstanding common stock is validly authorized and issued, fully paid, and nonassessable.


         We will, at all times, reserve a sufficient number of authorized but unissued shares to accommodate the exercise of warrants. There is no assurance that any such exercise will take place and therefore no assurance that we will have available to us proceeds from an exercise.

WARRANTS


         The company will offer class A redeemable warrants and class B redeemable warrants. The following discussion of certain terms and provisions of the warrants is qualified in its entirety by reference to the detailed provisions of each warrant and its related warrant agreement, the forms of which have been filed as exhibits to the registration statement of which this prospectus forms a part. Both the class A redeemable warrant and the class B redeemable warrant and the class A redeemable warrant agreement and class B redeemable warrant agreement can be inspected and copied by the public at the offices of the SEC in Washington, D. C., New York, New York, and Chicago, Illinois.


THE CLASS A REDEEMABLE WARRANTS


         The class A redeemable warrants will be issued in registered form pursuant to an agreement dated the date of this prospectus between the company and American Stock Transfer and Trust Company . One class A redeemable warrant represents the right of the registered holder to purchase one share of common stock at an exercise price of $2.50 per share, subject to adjustment . The class A redeemable warrants are subject to adjustment in the purchase price and in the number of shares of common stock and/or other securities deliverable upon the exercise of the class A redeemable warrants in the event of certain stock dividends, stock splits, reclassifications, reorganizations, consolidations or mergers.

         The class A redeemable warrants may be exercised at any time after issuance, until the close of business on the third anniversary of the effective date of the offering. After the expiration date, the class A redeemable warrants become void and of no value. A holder of the class A redeemable warrants may exercise them at the office of the class A redeemable warrant agent (now located at 40 Wall Street, NY, NY 10005) by surrendering his or her warrant, and paying the exercise price for each warrant being exercised.

         No holder of the class A redeemable warrants will be entitled to vote or to receive dividends or be deemed the holder of shares of common stock for any purpose whatsoever until the class A redeemable warrants have been duly exercised and the exercise price paid in full.

         The class A redeemable warrants are subject to redemption by the company anytime on 30 days written notice at a redemption price of $.01 per warrant, provided that the trading price of the underlying common stock is at least 150% of the then current per share exercise price for 20 or more consecutive trading days. Upon notice of redemption, holders of the class A redeemable warrants will forfeit all rights there under except the rights to receive the $0.01 per share redemption price and to exercise them during the relevant 30-day notice period.


         If required, the company will file a post-effective amendment to the registration statement with the Securities and Exchange Commission with respect to the common stock underlying the class A redeemable warrants prior to the exercise of the class A redeemable warrants and deliver a prospectus with respect to such common stock to all class A redeemable warrant holders as required by Section 10(a)(3) of the Securities Act of 1933.

THE CLASS B REDEEMABLE WARRANTS


         The class B redeemable warrants will be issued in registered form pursuant to an agreement dated the date of this Prospectus between the company and American Stock Transfer and Trust Company . One class B redeemable warrant represents the right of the registered holder to purchase one share of common stock at an exercise price of $4.50 per share, subject to adjustment. The class B redeemable warrants are subject to adjustment in the exercise price and in the number of shares of common stock and/or other securities deliverable upon the exercise of the class B redeemable warrants in the event of certain stock dividends, stock splits, reclassifications, reorganizations, consolidations or mergers.

         The class B redeemable warrants may be exercised at any time after issuance, until the close of business on the fifth anniversary of the effective date of this offering. After the expiration date, the class B redeemable warrants become void and of no value. A holder of the class B redeemable warrants may exercise them at the office of the class B redeemable warrant agent (now located at 40 Wall Street, NY, NY 10005) by surrendering his or her warrant, and paying the class B exercise price for each class B redeemable warrant being exercised.

         No holder of the class B redeemable warrants will be entitled to vote or to receive dividends or be deemed the holder of shares of common stock for any purpose whatsoever until the class B redeemable warrants have been duly exercised and the exercise price paid in full.

         The class B redeemable warrants are subject to redemption by the company anytime on 30 days written notice at a redemption price of $.01 per warrant, provided that the trading price of the underlying common stock is at least 150% of the then current per share exercise price for 20 or more consecutive trading days. Upon notice of redemption, holders of the class B redeemable warrants will forfeit all rights there under except the rights to receive the $0.01 per share redemption price and to exercise them during the relevant 30-day notice period.

         If required, the company will file a post-effective amendment to the registration statement with the Securities and Exchange Commission with respect to the common stock underlying the class B redeemable warrants prior to the exercise of the class B redeemable warrants and deliver a prospectus with respect to such common stock to all class B redeemable warrant holders as required by Section 10(a)(3) of the Securities Act of 1933.

Note: Attached to this prospectus are copies of the charter, bylaws that gives rise to the rights of other securities being offered.


DIVIDEND POLICY


         We have not paid any cash dividends to date, there are no assets available to pay dividends, and we do not expect to pay dividends in the foreseeable future. We intend, in the short term at least, to use all available funds to develop our business.

                                LEGAL PROCEEDINGS

         In June 1996, we received a formal cease and desist letter from Pensar Corporation of Appleton, Wisconsin alleging trademark infringement and demanding that we cease use of the name "Pensar" due to Pensar Corporation's prior registered trademark of the name. ITS agreed to change its name to International Test Systems, Inc. and no lawsuit was filed.



                               FEDERAL TAX ASPECTS

         Potential investors are encouraged to have their own personal tax consultant review the tax aspects of an investment in this offering.



                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS



         Carey Birmingham is chairman and president of our company as well as that of Pensar LLC. On June 16, 1999, ITS Texas transferred all of its technology to Pensar LLC in exchange for which Pensar LLC assumed all of the liabilities of ITS Texas. On June 19, 1999, Pensar LLC and ITS Texas entered into a renewable, ten-year distribution agreement granting ITS Texas the exclusive, worldwide right to market, sell and distribute products based on Pensar technology. Pursuant to the reorganization, our company (ITS Delaware) was organized on September 20, 1999. ITS Texas assigned us the distribution agreement with Pensar LLC. On April 15, 2000, we amended the compensation section of our distribution agreement with Pensar.

         Mr. Carey Birmingham was president of both ITS and Pensar during the transactions described in this prospectus. He was at such time, and remains, the majority shareholder in Pensar. The exchange and distribution agreements between ITS and Pensar were approved by Mr. Birmingham and the Birmingham Family Partnership, Ltd., Pensar's largest creditor and second largest shareholder.

         While Pensar owned 45.625% of the total shares of ITS Texas immediately prior to the June 16, 1999 merger with Unifund, Pensar was not directly involved in the negotiations which resulted in the formation of ITS Delaware, although it did consent to the assignment and assumption of the distribution agreement. Pensar owns no shares in ITS Delaware and Unifund Financial Group, Inc. acquired 61.6% of our shares in this transaction for management, business and marketing advice and the payment of certain legal and accounting expenses in connection with the reorganization of our business in Delaware.

         In January, 2000, Scott Barter, Carey Birmingham and Unifund Financial Group, Inc. made an additional capital contribution to the company to cover on-going expenses. The company issued shares in consideration for this contribution. Each of Mr. Barter and Unifund Financial Group, Inc. contributed $25,000 in consideration for 250,000 shares being awarded to each of them. Mr. Birmingham contributed $25,000 in consideration for 250,000 shares being awarded to him.

         None  of  the   officers,   directors,   key   personnel  or  principal
stockholders are related by blood or marriage.

                     INTERESTS OF NAMED EXPERTS AND COUNSEL


         The Company's Financial Statements as of December 31, 1999, December 31, 1998 and December 31, 1997 were passed upon by Darilek Butler & Co. P.C., independent certified public accountants. Certain legal matters in connection with the registration of the securities were passed upon by Kaplan Gottbetter & Levenson, LLP, counsel to the Company. Kaplan Gottbetter & Levenson, LLP was awarded 50,000 shares of our common stock in partial consideration of services rendered which shares they have agreed not to sell until the first anniversary of the date of effectiveness of this offering.



                        CHANGES IN AND DISAGREEMENTS WITH
               ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

      None.

                     CERTAIN PROVISIONS OF OUR ARTICLES AND
                  BY-LAWS AND DISCLOSURE OF COMMISSION POSITION
                ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Our Certificate of Incorporation and By-laws contain provisions eliminating the personal liability of a director to the company and its stockholders for certain breaches of his or her fiduciary duty of care as a director. This provision does not, however, eliminate or limit the personal liability of a director for any breach of such director's duty of loyalty to the company or its stockholders,

          for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

          under Delaware statutory provisions making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions, or for any transaction from which the director derived an improper personal benefit.

     This provision offers persons who serve on the board of directors of the company protection against awards of monetary damages resulting from breaches of their duty of care (except as indicated above), including grossly negligent business decisions made in connection with takeover proposals for the company. As a result of this provision, the ability of the company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The SEC has taken the position that the provision will have no effect on claims arising under the federal securities laws. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         In addition, the amended certificate and by-laws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of our company, or is or was serving at the request of our company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the Delaware General Corporation Law.


                 WHERE CAN INVESTORS FIND ADDITIONAL INFORMATION

         A registration statement on Form SB-1, including amendments thereto, relating to the shares offered hereby has been filed with the Securities and Exchange Commission. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the securities offered hereby, reference is made to such Registration Statement, exhibits and schedules. A copy of the registration statement may be inspected by anyone without charge at the Securities and Exchange Commission's principal office located at 450 Fifth Street, N.W., Washington, D.C. 20549, the Northeast Regional Office located at 7 World Trade Center, 13th Floor, New York, New York, 10048, and the Midwest Regional Office located at Northwest Atrium Center, 500 Madison Street, Chicago, Illinois 60661-2511 and copies of all or any part thereof may be obtained from the Public Reference Branch of the Securities and Exchange Commission upon the payment of certain fees prescribed by the Securities and Exchange Commission. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains information regarding registrants that file electronically with the Securities and Exchange Commission.

      As filed with the Securities and Exchange  Commission on July 26, 2000
                                                   -- Registration No. 333-88179

[OBJECT OMITTED]                                   INITIAL PUBLIC OFFERING
                                                                 PROSPECTUS


                                                      SUBJECT TO COMPLETION

                   PRELIMINARY PROSPECTUS DATED JULY 26, 2000

                        INTERNATIONAL TEST SYSTEMS, INC.
                           4703 Shavano Oak, Suite 102
                            San Antonio, Texas 78249

    -------------------------------------------------------------------------
                        1,850,000 SHARES OF COMMON STOCK
    -------------------------------------------------------------------------

This prospectus relates to the public offering, which is not being underwritten, of up to 1,850,000 shares of our common stock by some of our shareholders. Shares sold pursuant to this prospectus will be sold for $5.00 per share. We will not receive any of the proceeds from the sale of the shares.

The shares of our common stock offered by the selling shareholders pursuant to this involves substantial risk. See "Risk Factors" beginning on page 6.


--------------------------------------------------------------------------------
 NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS
                               A CRIMINAL OFFENSE.
-------------------------------------------------------------------------------

We will amend and complete the information in this prospectus. Although the Selling shareholders are permitted by U.S. federal securities laws to offer these securities using this prospectus, the selling shareholders may not sell them or accept your offer to buy them until the documentation filed with the SEC relating to these securities has been declared effective by the SEC. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted or legal.


          [ALTERNATE PAGE FOR PROSPECTUS RELATING TO SECONDARY SHARES]

                                                 TABLE OF CONTENTS

                                                                   Page

      PROSPECTUS SUMMARY
      RISK FACTORS
      PLAN OF DISTRIBUTION
      USE OF PROCEEDS
      GENEERAL CORPORATE AND WORKING CAPITAL PURPOSES
      DILUTION
      CAPITALIZATION
      BUSINESS OF THE COMPANY
      THE PRODUCTS WE INTEND TO DISTRIBUTE
      PROVEN METHODS OF PRODUCTION WILL BE USED
      FUTURE PRODUCTS
      OUR MARKET STRATEGY
      OUR SIGNIFICANT EMPLOYEES
      OUR INTELLECTUAL PROPERTY
      THE DEVELOPMENT OF OUR COMPANY
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS FOR THE PERIOD
         FROM INCEPTION
      EVENTS OR MILESTONES
      DESCRIPTION OF OUR PROPERTY
      DIRECTORS, OFFICERS AND KEY PERSONNEL OF THE COMPANY
      EMPLOYMENT AGREEMENTS
      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT
      SELLING SHAREHOLDERS
      DESCRIPTION OF THE SECURITIES
      LEGAL PROCEEDINGS
      FEDERAK TAX ASPECTS
      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS INTERESTS OF NAMED EXPERTS AND COUNSEL
      CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
         ACCOUNTING AND FINANCIAL DISCLOSURE
      CERTAIN PROVISIONS OF OUR ARTICLES AND BY LAWS AND
         DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
      WHERE CAN INVESTORS FIND ADDITIONAL INFORMATION


          [ALTERNATE PAGE FOR PROSPECTUS RELATING TO SECONDARY SHARES]

THE SALE OF THE SHARES OF OUR COMMON STOCK REGISTERED PURSUANT TO THIS PROSPECTUS HAS BEEN DECLARED EFFECTIVE IN THE FOLLOWING STATES:















WE HAVE NOT AUTHORIZED ANY DEALER, SALES PERSON OR OTHER PERSON TO GIVE YOU WRITTEN INFORMATION OTHER THAN THIS PROSPECTUS OR TO MAKE REPRESENTATIONS AS TO MATTERS NOT STATED IN THIS PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER AFTER THE DATE OF THIS PROSPECTUS SHALL CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THE AFFAIRS OF INTERNATIONAL TEST SYSTEMS, INC. HAVE NOT CHANGED SINCE THE DATE HEREOF.


          [ALTERNATE PAGE FOR PROSPECTUS RELATING TO SECONDARY SHARES]

                                  THE OFFERING





          We will not receive any proceeds from the shares sold by the selling shareholders.





          [ALTERNATE PAGE FOR PROSPECTUS RELATING TO SECONDARY SHARES]

PRINCIPAL AND SELLING SHAREHOLDERS

The following tables presents certain information regarding the beneficial ownership of our common stock as of June 30, 2000 by the following:

Each person who is known by us to own beneficially more than five percent of our outstanding common stock;

Each of our directors and executive officers named in the Summary Compensation Table; Each selling shareholder; and All of our current executive officers and directors as a group. The percentage of outstanding shares is based on 1,850,000 shares of our common stock outstanding as of June 30, 2000 and 3,10,000 shares of our common stock outstanding immediately following completion of this offering.

                                                       Shares Owned                               Shares Owned
                                                  Prior to the Offering                       After the Offering(2)
                                                   Number       Percent        Shares        Number        Percent
                                                                             Offered(1)
          Directors, Officers and 5%
                 Shareholders
Carey Birmingham                                     493,000        55.1%       All            -0-           -0-
Unifund Financial Group, Inc.*                     1,020,000        26.6%       All            -0-           -0-
R. Scott Barter                                      125,000         6.8%       All            -0-           -0-
H. Youval Krigel                                      35,800         1.9%       All            -0-           -0-
(All officers and directors                        1,873,800        90.5%       All            -0-           -0-
 as a group - 4 persons)

Selling Shareholders:
Sheila Corvino                                        50,000         2.7%       All            -0-           -0-
Brad Smith                                            50,000         2.7%       All            -0-           -0-
Douglas Harrison Mills                                50,000         2.7%       All            -0-           -0-
Kaplan Gottbetter & Levenson, LLP                     50,000         2.7%       All            -0-           -0-
Harris Schiff                                         10,000        0.54%       All            -0-           -0-
Alan Scott                                             5,000        0.27%       All            -0-           -0-
Elizabeth Acton                                        5,000        0.27%       All            -0-           -0-
Stephen G. Birmingham                                  5,000        0.27%       All            -0-           -0-
Dr. Ed Lahniers                                          500       0.027%       All            -0-           -0-
Andree Sonsino                                           400        00.2%       All            -0-           -0-
Raphael Sonsino                                          300        00.1%       All            -0-           -0-

   *This entity is controlled by Mr. Barter and its share ownership in us is attributed to him.

(1) There is no assurance that the selling shareholders will sell any or all of these shares.

(2) Assumes that the directors, officers and 5% shareholders and the selling shareholders acquire no additional shares of our common stock prior to the completion of this offering.

         The SEC deems a security holder the beneficial owner of a security when that person maintains voting or investment power with respect to security, subject to community property laws, where applicable. If stock options are presently exercisable or exercisable within 60 days of October __, 2000, the SEC will deem the shares underlying those options to be outstanding and beneficially owned by their holder when computing the percentage of common stock held by that person. However, the SEC will not deem shares underlying these options to be outstanding when computing the percentage of common stock held by others.


          [ALTERNATE PAGE FOR PROSPECTUS RELATING TO SECONDARY SHARES]

RELATIONSHIPS AMONG THE SELLING SHAREHOLDERS AND INTERNATIONAL TEST SYSTEMS,
INC.


We have had material relationships with several of the selling shareholders in the past three years. See the discussion set forth in "Directors, Officers and Key Personnel of the Company" for a description of business relationships with International Test Systems, Inc.

Unless otherwise noted, all shareholders listed have sole voting and investment power with respect to their shares. There are no family relationships among our executive officers and directors.


          [ALTERNATE PAGE FOR PROSPECTUS RELATING TO SECONDARY SHARES]

ITEM 2.

                               SIGNIFICANT PARTIES

The full names and business and residential addresses, as applicable, for the following persons are:

(1)      the issuer's directors;

         Carey Birmingham
         Business Address:
                  International Test Systems, Inc.
                  4703 Shavano Oak, Suite 102
                  San Antonio, TX  78249

         Residence:
                  19818 Park Ranch
                  San Antonio, Texas 78259

         R. SCOTT BARTER
         Business Address:
                  Unifund America, Inc.
                  575 Madison Avenue
                  Suite 1006
                  New York, New York 10022
         Residence:
                  140 East 56th Street
                  Apartment 7D
                  New York, New York 10022

         H. YOUVAL KRIGEL
         Business Address:
                  Ktest International, LLC
                  4703 Shavano Oak, Suite 102
                  San Antonio, TX  78249
         Residence:
                  14326 Citation
                  San Antonio, Texas 78248

(2)      the issuer's officers;
         Carey Birmingham, President, Chief Executive Officer and
         Chief Financial Officer
         Business Address:
                  International Test Systems, Inc.
                  4703 Shavano Oak, Suite 102
                  San Antonio, TX  78249

         Residence:

                  19818 Park Ranch
                  San Antonio, Texas 78259

(3) record and beneficial owners of 5 percent or more of any class of the issuer's equity securities;
         Carey Birmingham
         Business Address:
                  International Test Systems, Inc.
                  4703 Shavano Oak, Suite 102
                  San Antonio, TX  78249

         Residence:
                  19818 Park Ranch
                  San Antonio, Texas 78259


         R. SCOTT BARTER
         Business Address:
                  Unifund America, Inc.
                  575 Madison Avenue
                  Suite 1006
                  New York, New York 10022
         Residence:

         UNIFUND FINANCIAL GROUP
                  575 Madison Avenue
                  Suite 1006
                  New York, New York 10022

         H. YOUVAL KRIGEL
         Business Address:
                  Ktest International, LLC
                  4703 Shavano Oak, Suite 102
                  San Antonio, TX  78249
         Residence:
                  14326 Citation
                  San Antonio, Texas 78248

     (4) promoters of the issuer;
         none
     (5) affiliates of the issuer;
         none
     (6) counsel to the issuer with respect to the proposed offering; Kaplan Gottbetter & Levenson, LLP Attorneys at Law 630 Third Avenue
         New York, New York 10017-6705
     (7) each underwriter with respect to the proposed offering;
         none

                             THOMAS P. MONAHAN, P.C.





                        INTERNATIONAL TEST SYSTEMS, INC.

                              Financial Statements

                       December 31, 1999 and June 30, 2000

INTERNATIONAL TEST SYSTEMS, INC.

Financial Statements
December 31, 1999 and June 30, 2000

                                TABLE OF CONTENTS

                                                                           Page

AUDITED FINANCIAL STATEMENTS


Independent Auditors' Report                                                 1


Balance Sheet                                                                2


Statement  of Operations                                                     3


Statement of Cash Flows                                                      4


Statement of Shareholders Equity                                             5


Notes to the Financial Statements                                            6

                                THOMAS P. MONAHAN
                           CERTIFIED PUBLIC ACCOUNTANT
                              208 LEXINGTON AVENUE
                           PATERSON, NEW JERSEY 07502
                                 (973) 790-8775
                               FAX (973) 790-8845

To The Board of Directors and Shareholders of International Test Systems, Inc., (a development stage company)

         I have audited the accompanying balance sheet of International Test Systems, Inc., (a development stage company) as of December 31, 1999 and the related statements of operations, cash flows and shareholders' equity for the period from inception, May 13, 1999, to December 31, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Test Systems, Inc., (a development stage company) as of December 31, 1999 and the results of its operations, shareholders equity and cash flows for period from inception, May 13, 1999, to December 31, 1999 in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming that International Test Systems, Inc., (a development stage company) will continue as a going concern. As more fully described in Note 2, the Company has incurred operating losses since the date of reorganization and requires additional capital to continue operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans as to these matters are described in Note 2. The financial statements do not include any adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of International Test Systems, Inc., (a development stage company) to continue as a going concern.




Thomas P. Monahan, CPA
March 17, 2000
Paterson, New Jersey

                        INTERNATIONAL TEST SYSTEMS, INC.
                                  BALANCE SHEET

                                                                                        June 30,
                                                                     December 31,          2000
                                                                           1999       Unaudited
                                                                           ----       ---------
                                ASSETS
Current assets
  Cash and cash equivalents                                                8,265       34,597
  Commissions receivable                                                     497       18,657
                                                                       ---------    ---------
  Total current assets                                                     8,762       52,254


Other assets
  Prepaid offering costs                                                  33,472       34,737
                                                                       ---------    ---------
Total other assets                                                        33,472       34,737
                                                                       ---------    ---------
Total assets                                                           $  42,234    $  87,991
                                                                       =========    =========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Accounts payable and accrued expenses                                $   7,479    $   9,812
  Accounts payable -related party                                             --        1,525
                                                                       ---------    ---------

                                                                           7,479       11,337


Stockholders' equity
  Preferred Stock authorized 5,000,000 shares, $.001 par value each         $-0-         $-0-
At December 31, 1999 and June 30, 2000 there were -0- and -0- shares outstanding respectively
  Common Stock authorized 20,000,000 shares, $.001 par value each          1,350        1,850
At  December 31, 1999 and June 30, 2000, there are 1,350,000 and
1,850,000  shares outstanding  respectively
  Additional paid in capital                                              96,100      145,600
  Deficit accumulated during development stage                           (62,695)     (70,796)
                                                                       ---------    ---------
Total stockholders' equity                                                34,755       76,654
                                                                       ---------    ---------
Total liabilities and stockholders' equity                             $  42,234    $  87,991
                                                                       =========    =========




                 See accompanying notes to financial statements.

                        INTERNATIONAL TEST SYSTEMS, INC.
                             STATEMENT OF OPERATIONS

                                                                                              For the period
                                                         For the period                       from inception,
                                                         from inception,     For the six       September 30,
                                                          September 20,     months ended         1999, to
                                                            1999, to          June 30,           June 30,
                                                        December 31, 1999        2000              2000
                                                        -----------------    --------           ---------
                                                                             Unaudited          Unaudited

Revenue                                                 $       497       $    18,656       $    19,153

Costs of goods sold                                             -0-               -0-               -0-
                                                        -----------       -----------       -----------

Gross profit                                                    497            18,656            19,153

Operations:
  General and administrative                                 35,742            26,757            62,499
  Issuance of stock for payment of consulting fees           20,650            20,650
  Issuance of stock for payment of license rights             6,800             6,800
  Depreciation and  amortization                                -0-               -0-               -0-
                                                        -----------       -----------       -----------
  Total expense                                              63,192            26,757            89,949

Loss  from operations                                       (62,695)           (8,101)          (70,796)



Net income (loss)                                       $   (62,695)      $    (8,101)      $   (70,796)
                                                        ===========       ===========       ===========

Net income (loss)  per share -basic                     $     (0.20)      $     (0.01)
                                                        ===========       ===========
Number of shares outstanding-basic                          316,666         1,458,333
                                                        ===========       ===========





                 See accompanying notes to financial statements.

                        INTERNATIONAL TEST SYSTEMS, INC.
                             STATEMENT OF CASH FLOWS

                                                                       For the period
                                                                      from inception,   For the six   For the period from
                                                                       September 20,    months ended       inception,
                                                                          1999, to        June 30,    September 20, 1999,
                                                                        December 31,        2000        to June 30, 2000
                                                                             1999         Unaudited        Unaudited
                                                                             ----         ---------        ---------

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                                      $(62,695)           $ (8,101)       $ (70,796)
Adjustments to reconcile net loss to cash used in operating
activities
  Depreciation                                                                -0-                 -0-              -0-
  Issuance of stock for payment of consulting fees                         20,650              20,650
  Issuance of stock for payment of legal fees                               5,000               5,000
  Issuance of stock for payment of license rights                           6,800               6,800
  Commissions receivable                                                     (497)            (18,160)         (18,657)
  Accounts payable and accrued expenses                                     7,479               3,858           11,337
                                                                         --------            --------        ---------
TOTAL CASH FLOWS FROM OPERATIONS                                          (23,263)            (22,403)         (45,666)

CASH FLOWS FROM FINANCING ACTIVITIES
  Sale of shares                                                           65,000              50,000          115,000
                                                                         --------            --------        ---------
TOTAL CASH FLOWS FROM FINANCING ACTIVITIES                                 65,000              50,000          115,000

CASH FLOWS FROM INVESTING ACTIVITIES
  Pre offering costs                                                      (33,472)             (1,265)         (34,737)
                                                                         --------            --------        ---------
TOTAL CASH FLOWS FROM INVESTING ACTIVITIES                                (33,472)             (1,265)         (34,737)

NET INCREASE (DECREASE) IN CASH                                             8,265              26,332           34,597
CASH BALANCE BEGINNING OF PERIOD                                              -0-               8,265              -0-
                                                                         --------            --------        ---------
CASH BALANCE END OF PERIOD                                               $  8,265            $ 34,597        $  34,597
                                                                         ========            ========        =========

Supplemental disclosure of cash flow information Cash paid for interest Cash paid for income taxes



                 See accompanying notes to financial statements

                        INTERNATIONAL TEST SYSTEMS, INC.
                  CONSOLIDATED STATEMENT OF STOCKHOLDERS EQUITY

                                                                                         Deficit
                                                                       Additional       accumulated
                                                                         paid in           during
Date                                Common Stock     Common Stock        capital     development stage    Total
----                                ------------     ------------        -------     -----------------    -----

Initial sale of shares                 770,000       $      770       $   39,230      $   40,000
Issuance of shares for license          17,000               17            6,783           6,800
rights
Issuance of shares for                 513,000              513           25,137          25,650
consulting fees
Sale of shares                          50,000               50           24,950          25,000
Net loss                               (62,695)         (62,695)
                                       ----------       ----------      ----------       ----------


Balance December 31, 1999            1,350,000       $    1,350       $   96,100      $  (62,695)      $   34,755

Unaudited
Sale of shares                         500,000              500           49,500          50,000
Net loss                                (8,101)          (8,101)
                                     ----------       ----------      ----------       ----------


Balance June 30, 2000                1,850,000       $    1,850       $  145,600      $  (70,796)      $   76,654
                                    ==========       ==========       ==========      ==========       ==========

                 See accompanying notes to financial statements

                        INTERNATIONAL TEST SYSTEMS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1999

NOTE 1. ORGANIZATION OF COMPANY AND ISSUANCE OF COMMON STOCK

         a. Creation of the Company

         International Test Systems, Inc., (the "Company") was formed under the laws of Delaware on September 20, 1999 and is authorized to issue 20,000,000 shares of common stock, $0.001 par value each and 5,000,000 shares of preferred stock, $.001 par value each.

         b. Description of the Company

         The Company is a development stage company that was formed to purchase the business of International Test System, Inc. a corporation formed under the laws of the State of Texas ("ITS Texas") has acquired through an agreement with Pensar Technology LLC ("Pensar") a license and marketing agreements the rights to a Distribution Agreement ("Agreement") a component-level printed circuit board tester whose principal customers use the tester to analyze, repair, and service printed circuit boards with components attached.

         c. Issuance of Shares of Common Stock

         The company sold 770,000 shares of common stock to Unifund Financial Group, Inc. in consideration for $40,000 or $0.05 per share.

         On September 20, 1999, the Company issued an aggregate of 17,000 shares of common stock to shareholders of ITS Texas in consideration for the rights to a 10 year license agreement. The shares were issued as follows: 10,800 to H. Youval Krigel; 5,000 shares to Stephen G. Birmingham; 400 shares to Andree Sonsino; 300 shares to Raphael Sonsino and 500 shares to Dr. Ed. Lahniers.

         On September 30, 1999, the Company issued 100,000 shares of common stock to R. Scott Barter in consideration of consulting services valued at $5,000 or $0.05 per share.

         On September 30, 1999, the Company issued an aggregate of 193,000 shares of common stock to Carey Birmingham, President of the Company, valued at $9,650 or $0.05 per shares in consideration for consulting services.

         On September 30, 1999, the Company issued 50,000 shares of common stock to Kaplan Gottbetter & Levenson, LLP. and 50,000 shares of common stock to Sheila Corvino, Esq. in consideration of legal services valued at an aggregate of $5,000 or $0.05 per share.

         The Company issued an aggregate of 70,000 shares of common stock as follows: 50,000 shares to Douglas Harrison-Mills; 10,000 shares of common stock to Harris Schiff; 5,000 shares of common stock to Alan Scott; 5,000 shares of common stock to Elizabeth Acton for services valued in the aggregate at $3,500 or $0.05 per share.

         On December 31, 1999, the Company issued of 25,000 shares of common stock each to H. Youval Krigel and R. Scott Barter in consideration for consulting services valued at $1,250 or $0.05 per share.

         On December 31, 1999, the Company issued 50,000 shares of common stock to Carey Birmingham in consideration for $5,000 or $0.10 per share

         On February 2, 2000, the Company sold 250,000 shares of common stock to Unifund Financial Group for $25,000 or $0.10 per share.

         On February 2, 2000 , the Company sold 250,000 shares of common stock to Carey Birmingham in consideration for $25,000 or $0.10 per share.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Financial Statement Presentation

The accompanying unaudited financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred net losses of $68,296 for the period from inception, September 20, 1999, to June 30, 2000. These factors indicate that the Company's continuation as a going concern is dependent upon its ability to obtain adequate financing. The Company is anticipating that with the completion of a public offering and with the increase in working capital, the Company will be able to implement the Company's marketing strategy and experience an increase in sales. The Company will require substantial additional funds to finance its business activities on an ongoing basis and will have a continuing long-term need to obtain additional financing. The Company's future capital requirements will depend on numerous factors including, but not limited to, continued progress developing its customer base, hiring and training competent sales people and other organization staff, and initiating marketing penetration. The Company plans to engage in such ongoing financing efforts on a continuing basis.

The financial statements presented consist of the balance sheet of the Company as at December 31, 1999 and the related statements of operations and cash flows for the period from inception September 20, 1999 to December 31, 1999.


The unaudited financial statements presented consist of the balance sheet of the Company as at June 30, 2000 and the related statements of operations and cash flows for the six months ended June 30, 2000 and for the period from inception September 20, 1999 to June 30, 2000.

         b. Cash and cash equivalents

         The Company treats cash equivalents which includes temporary investments with a maturity of less than three months as cash.

         c. Revenue recognition

         Revenue is recognized when products are shipped or services are rendered.

         d.  Advertising,  Selling  and  Marketing  Costs

         Advertising, Selling and Marketing costs, are expensed as incurred and for the period from inception, September 20, 1999, to December 31, 1999 and for the six months ended June 30, 2000 was $-0- and $-0- respectively.

         e.  Significant  Concentration  of  Credit  Risk

         At December 31, 1999 and June 30, 2000, the Company has concentrated its credit risk by maintaining deposits in one bank. The maximum loss that could have resulted from this risk totaled $-0- which represents the excess of the deposit liabilities reported by the banks over the amounts that would have been covered by the federal insurance.

         f. Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         g. Recent Accounting Standards

         Accounting for Derivative Instruments and Hedging Activities

         Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) was issued in June 1998. It is effective for all fiscal years beginning after June 15, 1999. The new standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company does not currently engage in derivative trading or hedging activity. The Company will adopt SFAS 133 in the fiscal year ending December 31, 2000, although no impact on operating results or financial position is expected.

         Accounting for the Costs of Computer Software Developed or Obtained for Internal Use

         In March of 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 requires computer software costs associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met. SOP 98-1 is effective beginning January 1, 1999. For the period from inception, September 20, 1999, to December 31, 1999 and for the six months ended June 30, 2000, costs for computer software internally developed was $-0- and $-0-. respectively.

         Accounting for Derivative Instruments and Hedging Activities

         Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) was issued in June 1998. It is effective for all fiscal years beginning after January 1, 1999. The new standard requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company does not currently engage in derivative trading or hedging activity.

         h. Earnings per share

         Net income (loss) per share has been computed in accordance with SFAS
128. Basic net income (loss) per share is computed using the weighted average common shares outstanding during the period. Diluted net income per share is computed using the weighted average common shares and common equivalent shares outstanding during the period. As of December 31, 1999 and June 30, 2000, the Company has no potential common shares outstanding that would dilute earnings per share.

         i. Unaudited financial information

         In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position of the Company as of June 30, 2000 and the results of its operations and its cash flows for the three months ended June 30, 2000. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the SEC's rules and regulations of the Securities and Exchange Commission. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year.


NOTE 3 - ORGANIZATION OF THE COMPANY

         On June 16, 1999, ITS Texas entered into an agreement with Pensar whereby ITS Texas transferred all of its assets to Pensar in exchange for which Pensar assumed all of the liabilities of ITS Texas and entered into a distribution agreement with Pensar as described as follows: On June 16, 1999,

ITS Texas entered into a distribution agreement with Pensar (the "Distribution Agreement") for a ten year term pursuant to which ITS Texas was appointed as the exclusive distributor to market and distribute new printed circuit board test products throughout the world based upon the technology granted through this distribution agreement. ITS Texas is required to pay an initial fee of $5,000, a monthly fee of $1,500, and a $5,000 bonus upon the Company's registration on the "over the counter bulletin board" and has the option to renew this distribution agreement for an additional five year term with similar terms and conditions. The Company has the right to purchase products from Pensar at a 40% discount from the resale price.

         On September 20, 1999, as part of this reorganization, certain shareholders of ITS Texas agreed to exchange the license agreement and their shares of common stock for 17,000 shares of the Company's common stock

         The transaction has been accounted for as a purchase and is accounted for the fair market value of the shares exchange or $0.05 per share for an aggregate of $850.

         In April, 2000, subsequent to the date of the financial statements, the Company became party to an amended an agreement between Pensar and ITS Texas whereby the Company will become the sole and exclusive distributor to products manufactured by Pensar throughout the world. The Company is also entitled to a commission prescribed by a schedule on sales by Pensar to a sub-distributor. Upon execution of this agreement a fee of $5,000 and an additional $5,000 fee upon the completed filing of a Registration Statement which is declared effective by the Securities and Exchange Commission and the Company's stock is listed on the NASD OTC Bulletin Board. The term of the agreement is 10 years and is renewable for an additional 5 years. The Company may terminate this agreement upon 30 days notice to Pensar. The Company has the right of first refusal to purchase the assets, Intellectual Property or units of ownership interest in Pensar in the event of a proposed sale, transfer or assignment. In event of a sale of these assets, the Company will have 30 days to purchase these assets on equal terms and conditions. The Company also has the right to purchase theses assets at 25% less than a fair value.


NOTE 4 - RELATED PARTY TRANSACTIONS

         a. Issuance of Shares of Common Stock

         On September 20, 1999, as part of this reorganization, certain shareholders of ITS Texas agreed to exchange the license agreement and their shares of common stock for 17,000 shares of the Company's common stock.

         On September 20, 1999, the company sold 770,000 shares of common stock to Unifund Financial Group, Inc. in consideration in consideration for $40,000 or $0.05 per share.

         On February 2, 2000, the Company sold 250,000 shares of common stock to Unifund Financials Group for $25,000 or $0.10 per share.

         On September 30, 1999, the Company issued an aggregate of 193,000 shares of common stock to Carey Birmingham, President of the Company, valued at $9,650 or $0.05 per shares in consideration for consulting services.

         In February, 2000, the Company sold 250,000 shares of common stock to Carey Birmingham in consideration for $25,000 or $0.10 per share.


         b. Office Location

         The Company occupies 2,000 square feet of office and warehousing space at 4703 Shavano Oak, Suite 102, San Antonio, Texas 78249 from ITS Texas and is obligated to pay $450 a rent on a month to month basis concurrent with prime lease expiring June 30, 2001.

         c. Corporate Relationships

         Carey Birmingham is the President of the Company and is the President of International Tests Systems, Inc., a Texas Corporation and is President of Pensar.

         Mr. Scott Barter through his ownership of an aggregate of 125,000 shares of common stock issued in consideration of services is President of Unifund which directly controls the Company.

         d. Officer salary

         A salary of $1,000 per month is being accrued as officer's salary while the Company is in the development stage.


NOTE 5 - INCOME TAXES

         The Company provides for the tax effects of transactions reported in the financial statements. The provision if any, consists of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities, if any represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. As of December 31, 1999 and June 30, 2000, the Company had no material current tax liability, deferred tax assets, or liabilities to impact on the Company's financial position because the deferred tax asset related to the Company's net operating loss carryforward and was fully offset by a valuation allowance.

         At June 30, 2000, the Company has net operating loss carry forwards for income tax purposes of $70,796. This carryforward is available to offset future taxable income, if any, and expires in the year 2010. The Company's utilization of this carryforward against future taxable income may become subject to an annual limitation due to a cumulative change in ownership of the Company of more than 50 percent.

         The components of the net deferred tax asset as of June 30, 2000 are as follows:

         Deferred tax asset:
         Net operating loss carry forward                     $ 24,070
         Valuation allowance                                  $(24,070)
                                                               --------
                  Net deferred tax asset                      $    -0-

         The Company recognized no income tax benefit for the loss generated in the period from inception, September 20, 1999 , to June 30, 2000.

         SFAS No. 109 requires that a valuation allowance be provided if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company's ability to realize benefit of its deferred tax asset will depend on the generation of future taxable income. Because the Company has yet to recognize significant revenue from the sale of its products, the Company believes that a full valuation allowance should be provided.


NOTE 6 - BUSINESS AND CREDIT CONCENTRATIONS

         The amount reported in the financial statements for cash approximates fair market value. Because the difference between cost and the lower of cost or market is immaterial, no adjustment has been recognized and investments are recorded at cost.

         Financial instruments that potentially subject the company to credit risk consist principally of trade receivables. Collateral is generally not required.

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this prospectus in connection with the offer made hereby. If given or made, such information or representation must not be relied upon as having been authorized by the company. This prospectus does not constitute an offer of any securities other than the securities to which it relates or an offer to any person in any jurisdiction in which such an offer would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

Until October __, 2000 (90 days from the date of this prospectus), all brokers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of a broker to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

                       INTERNATIONAL TEST SYSTEMS, INC. .


                        3,100,000 shares of Common Stock
                           Par Value, $0.001 per share


                      1,250,000 Class A Redeemable Warrants

                      1,250,000 Class B Redeemable Warrants





                               P R O S P E C T U S





                                  July 26, 2000

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 3. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Our Certificate of Incorporation contains provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty (other than breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, violations under Section 174 of the Delaware General Corporation Law (the "DGCL") or for any transaction from which the director derived an improper personal benefit) and (ii) indemnify our directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers. As a result of this provision, the ability of the Company or a stockholder thereof to successfully prosecute an action against a director for a breach of his duty of care has been limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his duty of care. The Securities and Exchange Commission has taken the position that the provision will have no effect on claims arising under the federal securities laws.

      In addition, the Certificate of Incorporation and By-Laws provide mandatory indemnification rights, subject to limited exceptions, to any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer of the Company, or is or was serving at the request of the Company as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. Such indemnification rights include reimbursement for expenses incurred by such person in advance of the final disposition of such proceeding in accordance with the applicable provisions of the DGCL.


ITEM 4  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The estimated expenses of this offering are:

      Registration Fees                          $    3,000.00
      Blue Sky Filing Fees                       $   15,000.00
      Attorney's Fees                            $   35,000.00
      Accountant's Fees                          $   10,000.00
      Printing and Copying                       $    5,000.00
      Miscellaneous

                   TOTAL                         $   68,000.00

ITEM 5. UNDERTAKINGS.

The registrant hereby undertakes that it will:

1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement

a)   Include any prospectus required by Section 10(a)(3) of the Securities Act;

b) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

c) Include any additional or changed material information on the plan of distribution.

2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

5) In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.



ITEM 6. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR


         Carey Birmingham, Youval Krigel and Raphael Sonsino were founding shareholders of ITS Texas. During the first quarter of 1997, Stephen G. Birmingham, Dr. Ed Lahniers, and Andree Sonsino purchased shares in ITS Texas in a private sale pursuant to Section 4(2) of the Securities Act for a capital investment of $50,000, $5,000 and $2,000, respectively. On September 20, 1999, Carey Birmingham, Youval Krigel, Raphael Sonsino, Stephen G. Birmingham, Dr. Ed Lahniers, and Andree Sonsino exchanged all their shares in ITS Texas for shares in our company. Carey Birmingham was awarded his shares in remuneration for his serving as president, chief executive officer and a director of our company.

         Kaplan Gottbetter & Levenson LLP and Corvino & Associates performed legal services for our company. On September 20, 1999, they each received a portion of their remuneration in the form of $50,000 shares of our company.

         On September 20, 1999, Douglas Harrison-Mills, Harris Schiff, Alan Scott and Elizabeth Acton were awarded 50,000, 10,000, 5,000 and 5,000 shares respectively in our company for consulting services. Unifund Financial Group received 770,000 shares on September 20, 1999 as remuneration for consulting services pursuant to the reorganization and subscription agreement between ITS Texas and Unifund America, Inc. of June 16, 1999. Scott Barter received 100,000 shares as remuneration for his being chairman of the board and a director of our company. Douglas Harrison-Mills received 50,000 shares as remuneration for his being a director of our company. Mr. Harrison-Mills provided creative and drafting services to the company. Mr. Brad Smith was awarded 50,000 shares as remuneration for drafting and business consulting services. Mr. Schiff provided word processing and management information services to the company. Mr. Scott provided legal services to the company and Ms. Acton provided administrative services to the company.

         On December 31, 1999, Carey Birmingham was awarded 50,000 shares in our company in lieu of salary for the 1999 year. On December 31, 1999, Scott Barter was awarded 50,000 shares in our company in lieu of consulting and directorial fees for the 1999 year. On December 31, 1999, H. Youval Krigel was awarded 50,000 shares in our company in lieu of consulting and directorial fees for the 1999 year.

         In January 2000, Scott Barter, Carey Birmingham and Unifund Financial Group, Inc. promised to make additional capital contributions to the company as a form of a bridge financing to cover on-going expenses. Each of Mr. Barter and Unifund Financial Group, Inc. promised to contribute $25,000 in consideration for 250,000 shares being awarded to each of them. Mr. Birmingham promised to contribute $30,000 in consideration for 300,000 shares being awarded to him.

         The following shares of common stock were issued to the persons identified below by our company.




        NAME OF OWNER                            NUMBER OF SHARES            CONSIDERATION PAID
        Unifund Financial Group                      1,020,000          Business, marketing and
                                                                        financial consulting
                                                                        services and $40,000
                                                                        funding of our operations
                                                                        and an additional $25,000
                                                                        in bridge financing
        R. Scott Barter                                125,000          Directorial and consulting
                                                                        services
        Carey Birmingham                               493,000          Presidential and
                                                                        directorial services and an
                                                                        additional $25,000 in
                                                                        bridge financing
        Douglas Harrison-Mills                          50,000          Creative, and Drafting
                                                                        services
        Sheila Corvino                                  50,000          Legal services
        Kaplan Gottbetter & Levenson, LLP               50,000          Legal services
        Brad Smith                                      50,000          Drafting and Business
                                                                        Consulting Services
        H. Youval Krigel                                35,800          Consulting and Directorial
                                                                        Fees
        Harris Schiff                                   10,000          Word processing and MIS
                                                                        services
        Alan Scott                                       5,000          Legal services
        Elizabeth Acton                                  5,000          Administrative services
        Stephen G. Birmingham                            5,000          Stock exchange
        Dr. Ed Lahniers                                    500          Stock exchange
        Andree Sonsino                                     400          Stock exchange
        Raphael Sonsino                                    300          Stock exchange



Item 5. Index to Exhibits

EXHIBIT NO.                             DESCRIPTION

     1.1  *Certificate of Incorporation of Registrant

     1.2  *By-laws of Registrant

     3.1  Lockup Agreement

     5 Opinion of Kaplan Gottbetter & Levenson, LLP, counsel to registrant

     6.1  *Letter of Intent dated June 4, 1999 with Unifund America, Inc.

     6.2  Reorganization and Stock Subscription Agreement Dated June 16, 1999.

     6.3 Stock Exchange Agreement dated September 20, 1999 among certain shareholders of International Test Systems, Inc., a Texas corporation and International Test Systems, Inc., a Delaware corporation.

     6.4 Distributorship Agreement dated June 19, 1999 between Pensar, Inc. and International Test Systems, Inc.

     6.5 Amended and Restated Distributorship Agreement dated April 15, 2000 between Pensar, Inc. and International Test Systems, Inc.

     6.6 Distributorship Agreement dated April 15, 2000 between Comware Technical Services and International Test Systems, Inc.

     6.7  Escrow Agreement dated June 20, 2000.

     10.1 *Consent of Darilek, Butler & Co., P.C., Certified Public Accountants.

     10.2  Consent of Thomas Monahan, Independent Auditor

     10.3 The consent of Kaplan Gottbetter & Levenson, LLP, counsel to registrant, is included in Exhibit 11.

     10.4 Certification of Darilek, Butler & Co., P.C.

     11   Consent of Kaplan Gottbetter & Levenson, LLP dated July 25, 2000

----------
*Previously Filed
**To be filed by amendment

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing and authorizes this amendment number two to its registration statement on Form SB-1 to be signed on its behalf by the undersigned, on July 26, 2000.



                                            International Test Systems, Inc.

                                            /s/ Carey Birmingham
                                            --------------------
                                            Carey Birmingham,
                                            President and Director

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


                                    /s/ H. Youval Krigel
                                    --------------------
                                    H. Youval Krigel, Director
                                    Dated: July 26, 2000


                                    /s/ R. Scott Barter
                                    -------------------
                                    R. Scott Barter, Director
                                    Dated: July 26, 2000